LOTTOMATICA

00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

BEST AVAILABLE COPY

RECEIVED

2007 OCT 22 A 11:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BEST AVAILABLE COPY

By Mail

07027473

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

SUPPL

October 17, 2007

PROCESSED

OCT 30 2007

THOMSON
FINANCIAL

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same extent as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) or with the CONSOB (i.e. the Italian supervising Authority over stock exchanges) (iii) and/or

LRS-30-00238/07

dlw 10/22

distributed (or made available for distribution) to its securities holders through the date hereof:

Name of Document	Date of Document	Number of Schedule II	English
(1) Press Release: Lottomatica announces that the Camelot Consortium was selected as the preferred bidder to operate U.K. National Lottery License under new 10-year license	August 7, 2007	9	English version available
(2) Press Release: Internal Dealing S. Bortoli	August 29, 2007	9	English version available
(3) Press Release: Internal Dealing W. De Socio	August 30, 2007	9	English version available
(4) Press Release: Internal Dealing J. Patel	August 30, 2007	9	English version available
(5) Press Release: Internal Dealing W.B. Turner	August 30, 2007	9	English version available
(6) Press Release: Lottomatica announces first half 2007 results for the period ended June 30, 2007	September 13, 2007	9	English version available
(7) Press Release: Lottomatica announces that Camelot has signed an agreement to operate the U.K. National Lottery license under a new 10-year license	September 13, 2007	9	English version available

LOTTOMATICA

Name of Document	Date of Document	Number of Schedule II	English
(8) Press Release: ADR program Lottomatica board of directors approves sponsored level I American depositary receipt (ADR) program in the United States	September 13, 2007	9	English version available
(9) Report of the Board of Directors to the shareholders' meeting regarding certain amendments to the by-laws.	September 13, 2007	14(a) 14(b	English version available
(10) Press Release: Internal Dealing R. Bifulco	September 14, 2007	9	English version available
(11) Disclosure regarding Lottomatica on-going stock-based compensation plans in accordance with Consob resolution no. 15915 of 3 may 2007 and article 84-bis, of the regulation approved with Consob resolution no. 11971 of 14 may 1999	September 17, 2007	6	English version available
(12) Amendments to the By-laws	September 19, 2007	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital; English version available
(13) Press Release: Internal Dealing De Agostini S.p.A.	September 20, 2007	9	English version available

LOTTOMATICA

Name of Document	Date of Document	Number of Schedule II	English
(14) Notice of changes concerning the composition of the Board of Directors	October 4, 2007	16	English version available
(15) press release: Paolo Ainio resigns from his position as member of Lottomatica S.p.A. board of directors	October 5, 2007	9	English version available
(16) Press release: Lottomatica's clarification on the Lotto concession	October 15, 2007	9	English version available
(17) Press release: Adjustment to Lottomatica S.p.A Board of Directors' meeting date, scheduled for November 2007	October 16, 2007	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899900 (telephone number) or +390651894444. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: [signature]

Pierfrancesco Boccia
Corporate Affairs

LRS-30-00238/07

ATTACHED (1)

Tuesday - 08/07/2007

LOTTOMATICA ANNOUNCES THAT THE CAMELOT CONSORTIUM WAS SELECTED AS THE PREFERRED BIDDER TO OPERATE U.K. NATIONAL LOTTERY LICENSE UNDER NEW 10-YEAR LICENSE

Lottomatica Subsidiary GTECH Corporation to Provide New Online Lottery Technology, Products, and Ongoing Services as a Key Supplier to the Camelot Consortium

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US) - Lottomatica S.p.A. announced that Camelot Group plc has been selected as the preferred bidder by the United Kingdom National Lottery for the third lottery operating license, following a competitive procurement. The 10-year license is expected to commence in February 2009. Lottomatica subsidiary GTECH Corporation is a major lottery technology and solutions provider to the successful Camelot consortium.

"*We are delighted that the U.K. Lottery Commission has chosen Camelot to continue in the lottery operator role through February 2019,*" *said W. Bruce Turner, Lottomatica S.p.A. CEO.* "*This is a great reward for the tireless efforts of the Camelot and GTECH teams who stand ready to perform the largest conversion in the lottery industry.*"

Camelot has been the operator of the U.K. National Lottery since its inception in 1994. Further details of the award will be released upon successful completion of negotiations with the National Lottery and the signing of a definitive agreement.

ATTACHED (2)

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON

1.1 PERSONAL DATA

INDIVIDUALS

SURNAME	**BORTOLI**		NAME	**STEFANO**		SEX	**M**
TAX CODE **BRTSFN60A09H501C**		BIRTH DATE **09/01/1960**		BIRTH PLACE **ROME**	(PV) **RM**	COUNTRY **IT**	
DOMICILE							

ENTITIES

CORPORATE NAME					
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS					

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER

C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N N
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N Y
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N Y
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N N

2. ISSUER (OF LISTED SECURITIES)

CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS

3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS

RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N N

3.2 PERSONAL DATA

INDIVIDUALS

SURNAME			NAME			SEX	
TAX CODE **BRTSFN60A09H501C**		BIRTH DATE **09/01/1960**		BIRTH PLACE **ROME**	(PV) **RM**	COUNTRY **IT**	
PLACE OF RESIDENCE	**51, Via Alfredo Casella, 00199, Rome, Italy**						

ENTITY, PARTNERSHIP, OR TRUST

CORPORATE NAME					
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS					

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
29/08/2007	V	IT0003990402	LOTTOMATICA	AZO	1.180	25.8095	30,455 210	MERC-IT	
TOTAL SECTION A (in €)							30,455.210		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											30,455.210				

Note

RECEIVED
2007 OCT 22 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHED (3)

RECEIVED
2007 OCT 22 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**DESOCIO**		NAME	**WALTER**		SEX	**M**
TAX CODE **None**		BIRTH DATE **1/1/1955**		BIRTH PLACE **ENGLEWOOD, NJ**	(PV)	COUNTRY **US**	
DOMICILE	**130 Prospect Street, Providence, Rhode Island 02906 US**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **Y**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE. DEPENDENT CHILD. PARENT. COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**DESOCIO**		NAME	**WALTER**		SEX	**M**
TAX CODE **None**		BIRTH DATE **1/1/1955**		BIRTH PLACE **ENGLEWOOD, NJ**	(PV)	COUNTRY **US**	
PLACE OF RESIDENCE	**130 Prospect Street, Providence, Rhode Island 02906 US**						
ENTITY. PARTNERSHIP. OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
30/08/2007	V	IT0003990402	LOTTOMATICA	AZO	2.240	26,04	58,329.6	MERC IT	
TOTAL SECTION A (in €)							58,329.6		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)													58,329.6		

Note

Walter G. DeSocio

Date (dd/mm/yyyy)

ATTACHED (4)

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON

1.1 PERSONAL DATA

INDIVIDUALS

SURNAME	PATEL		NAME	JAYMIN	SEX	M
TAX CODE None		BIRTH DATE 22/07/1967	BIRTH PLACE Nairobi	(PV)	COUNTRY Kenya	
DOMICILE	199 GROTTO AVENUE, PROVIDENCE, RHODE ISLAND 02906 US					

ENTITIES

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER

C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N N
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N Y
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N Y
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N N

2. ISSUER (OF LISTED SECURITIES)

CORPORATE NAME	LOTTOMATICA S.P.A.	TAX CODE	8028081001

3. AUTHOR OF TRANSACTIONS

3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS

RELEVANT PERSON	Y
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N N

3.2 PERSONAL DATA

INDIVIDUALS

SURNAME	PATEL		NAME	JAYMIN	SEX	M
TAX CODE None		BIRTH DATE 22/07/1967	BIRTH PLACE Nairobi	(PV)	COUNTRY Kenya	
PLACE OF RESIDENCE	199 GROTTO AVENUE, PROVIDENCE, RHODE ISLAND 02906 US					

ENTITY, PARTNERSHIP, OR TRUST

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
30/08/2007	V	IT0003990402	LOTTOMATICA	AZO	3342	26,04	87,025.68	MERC-IT	
TOTAL SECTION A (in €)							87,025.68		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	QTY	PR. €	VALUE €	QTY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												87,025.68			

Note

Jaymin B. Patel

Date (dd/mm/yyyy)

ATTACHED (5)

RECEIVED
2007 OCT 22 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON

1.1 PERSONAL DATA

INDIVIDUALS

SURNAME	**TURNER**		NAME	**W. BRUCE**		SEX	**M**
TAX CODE **None**		BIRTH DATE **02/09/1959**		BIRTH PLACE **FT. BELVOIR, VA**	(PV)	COUNTRY **US**	
DOMICILE	**1185 NORTH MAIN ROAD, JAMESTOWN, RHODE ISLAND 02835 US**						

ENTITIES

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER

C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N Y
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N Y
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N Y
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N N

2. ISSUER (OF LISTED SECURITIES)

CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS

3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS

RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N N

3.2 PERSONAL DATA

INDIVIDUALS

SURNAME	**TURNER**		NAME	**W. BRUCE**		SEX	**M**
TAX CODE **None**	None	BIRTH DATE **02/09/1959**		BIRTH PLACE **FT. BELVOIR, VA**	(PV)	COUNTRY **US**	
PLACE OF RESIDENCE	**1185 NORTH MAIN ROAD, JAMESTOWN, RHODE ISLAND 02835 US**						

ENTITY, PARTNERSHIP, OR TRUST

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

4.TRANSACTIONS									
SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS									
DATE	TRNS	SIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
30/08/2007	S	IT0003990402	LOTTOMATICA	AZO	5013	26,04	130,538.52	MERC-IT	
TOTAL SECTION A (in €)							130,538.52		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)															
DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				SIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												130,538,52			

Note

W. Bruce Turner

Date (dd/mm/yyyy)

RECEIVED
2007 OCT 22 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHED (6)

Thursday - 09/13/2007
1H 2007 Earnings
LOTTOMATICA ANNOUNCES FIRST HALF 2007 RESULTS FOR THE PERIOD ENDED JUNE 30, 2007

First Half 2007 Revenues of €835 million, compared to €340 million from Lottomatica's Italian stand-alone operations in the first half of 2006
EBITDA of €381 million and Operating Income of €239 million, compared to €187 million and €156 million from Lottomatica's Italian stand-alone operations, respectively, in the first half of 2006

Net Income of €68 million, compared to €32 million in the first half of 2006 from Italian stand-alone operations

Reconfirmed Full Year 2007 Guidance

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US) – The Board of Directors of Lottomatica S.p.A., chaired by Mr. Lorenzo Pellicioli, approved today the consolidated accounts of Lottomatica Group for the first half of 2007, which ended June 30, 2007.
"We are pleased with the results of our first semester," said W. Bruce Turner, CEO of Lottomatica Group. "The fundamentals of our business continue to experience positive growth. We defended existing contracts in New York, Kansas, and most recently in the United Kingdom, and we made significant progress toward achieving our strategic goals set out in our three year-plan. Our Italian operations have performed extremely well, particularly in the instants arena, and we are pleased with the recent successful launch of our Italian sports-betting business. With the acquisition of Finsoft, together with the operational experience we are gaining in Italy, we expect to establish a meaningful presence in the sports-betting space for commercial and government-sponsored customers."

"Lottomatica experienced continuing progress during the first semester, with sustainable high margins in our key verticals," said Stefano Bortoli, CFO of Lottomatica Group. *"As a result, we remain on track in terms of achieving our long-term goals for growth. We are also implementing an ADR program which will allow our shares to be more accessible to U.S. investors."*

Lottomatica Group 2007 First-Half Results

Lottomatica Group Consolidated Income Statements (€/M)	First Half Ended June 30, 2007	First Half Ended June 30, 2006
Revenues	835.5	340.5
EBITDA*	380.7	186.6
EBITDA %	46%	55%
Operating Income	239.4	156.3
Net Income	68.1	31.9

Note: 2006 reflects six months of Lottomatica Italian stand-alone operations.

**EBITDA represents operating income plus depreciation, amortization and write-downs and other non-cash items. EBITDA is considered an alternative performance measure that is not a defined measure under International Financial Reporting Standards ("IFRS") and may not take into account the recognition, measurement and presentation requirements associated with IFRS. We believe that EBITDA assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.*
Revenues for the first half of 2007 totaled €835.5 million, including approximately €427.7 million from six months of GTECH operations and €407.8 from Italian operations. Overall, revenues grew 145.4% year-over-year, while revenue from Lottomatica's Italian operations grew 19.8% year-over-year.
EBITDA was €380.7 million with an EBITDA margin of 45.6%.

Operating income was €239.4 million for the first six months of 2007 (28.7% margin). Operating income margins, excluding the purchase price amortization of intangibles related to the GTECH acquisition, was approximately 34.6%.
Net income was €68.1 million for the six months ended June 30, 2007, compared to €31.9 million for the same period last year, up 113.5%.

GTECH Operating Results and Business Highlights
Revenues for the first six months of 2007 were €427.7 million, with approximately €374.5 million from the Lottery segment, €29.0 million from Gaming Solutions, and approximately €24.2 million from Commercial Services.
During the first half of 2007, GTECH continued to defend its core lottery business. The New York Lottery extended its online lottery contract with GTECH for an additional three years, resulting in more than €147 million in expected revenue to the Company over the three-year extension period.
As a result of a competitive re-bid, GTECH received a 10-year online lottery contract from the Kansas Lottery which is expected to generate revenues to GTECH of approximately €60 million beginning in the third quarter 2008.
The Missouri Lottery awarded GTECH an IP-communications system contract, and the Rhode Island and Connecticut lotteries selected GTECH Printing Corporation for instant-ticket printing services.
In the Gaming Solutions vertical, GTECH and its Spielo subsidiary were chosen to provide a new server-based gaming system and interactive video terminals to Svenska Spel in Sweden. As a result of this contract, GTECH expects to receive revenues of approximately €16 million over a five-year period. In addition, GTECH expects to receive approximately €21 million from the sale of the interactive video terminals, associated hardware, and game content.
After the close of the semester, the Camelot consortium was chosen by the United Kingdom National Lottery for the next lottery operating license, following a competitive procurement. GTECH is a major lottery technology and services supplier to the successful Camelot consortium, and will provide a wide array of the latest lottery technology, interactive systems, integrated IMAGINE terminals, and ongoing services to Camelot over the duration of the license.
Moreover, in Belgium, Denmark, and Western Canada, GTECH was chosen to provide new lottery terminals.
Other Business Developments
After the close of the semester, GTECH and Innova Capital completed the sale of POLCARD to First Data International, on August 1, 2007, for an enterprise value of approximately €237 million, on a debt-free, cash-free basis. In addition, GTECH completed the acquisition of London-based Finsoft Limited, a leading provider of real-time transaction and information management systems for the commercial sports-betting market, on July 2, 2007.
Italian Operating Results and Business Highlights
For the first half of 2007, revenues from the Italian operations grew approximately 19.8% to €407.8 million, from €340.5 million in the first half of 2006.
Lottery wagers grew approximately 39.2% to €7.3 billion in the first six months of 2007, from €5.3 billion for the same period last year, as strong Instants lottery performance more than offset the slight decrease in Lotto.
Total Lotto game wagers reached €3.1 billion, reflecting a decrease of 10.4% against €3.5 billion in the first half of 2006. Wagers in the first half of 2006 included a record late number, Cagliari 34. Core wagers increased to €2.7 billion compared to €2.6 billion over the same period last year. Lotto revenues were €204.0 million, compared to €227.6 million in the same period last year.
The continued strong performance of instant tickets, resulted in sales of approximately €4.2 billion, compared to sales of approximately €1.8 billion, in the first six months of 2006, an increase of approximately 138% year over year. Approximately 1.2 billion Scratch & Win tickets were sold in the first half of 2007, compared to 760 million in the same period last year. The average price point grew from €2.3 to €3.4, driven principally by the introduction of the €10 lottery ticket in January 2007, which generated new sales of €1.3 billion during the six months ended June 30, 2007. Revenues for the Instant Lottery business totaled €147.6 million compared to €63.0 million during the first half of 2006, an increase of 134.5%.
Revenues from Gaming Solutions were up 113.3% over the same period last year, driven by the increased distribution of approximately 14,000 AWPs installed as of the end of June.
Revenues from Commercial Services improved 7.4% over the same period last year.
The Company commenced Italian sports-betting operations on schedule in August at over 1,000 corner shop locations, out of the 1,145 contracts secured.
<u>Consolidated Cash Flow and Net Financial Position</u>

At the close of the semester, Lottomatica Group had a Net Financial Position of €2.57 billion, with Cash and Cash Equivalents of approximately €289.6 million at the end of period. During the six months ended June 30, 2007, the Group generated €206.6 million of net cash flows from operating activities.
Consolidated Shareholders' Equity
Consolidated shareholders' equity totaled €1.82 billion.

Additional Information - Second-Quarter Results
Revenues for the second quarter ended June 30, 2007 totaled €400.2 million, including approximately €203.1 million from three months of GTECH operations and €197.1 million from Italian operations. Overall, revenues grew 166.3% year-over-year, while revenue from Lottomatica's Italian operations grew 31.2% year-over-year.
EBITDA was €169.0 million with an EBITDA margin of 42.2%. Operating Income was €99.3 million for the quarter, up 58.9% over the same period last year. Net Income was €23.1 million for the quarter ended June 30, 2007, compared to a net loss of €9.5 million in the second quarter of 2006. The net loss in the second quarter of 2006 was principally driven by foreign exchange losses incurred in connection with the acquisition of GTECH.
Italian operations revenues grew approximately 31.2% to €197.1 million, from €150.3 million in the second quarter of 2006. Lottery wagers grew approximately 51.2% to €3.6 billion in the second quarter of 2007, from €2.4 billion for the same period last year, with Lotto game wagers contributing €1.54 billion, an increase of 5.2% against €1.46 billion in the second quarter of 2006 and instant tickets sales of approximately €2.04 billion, compared to sales of approximately €906 million in the second quarter of 2006. Lotto revenues reached €99.6 million, compared to €95.0 million in the same period last year while Instant Lotteries revenues totaled €71.1 million compared with €31.9 million during the second quarter of 2006, an increase of 122.8%.
Revenues for the second quarter of 2007 include €203.1 million from GTECH operations, with approximately €174.1 million from the Lottery segment, €16.1 million from Gaming Solutions, and approximately €12.9 million from Commercial Services.

Financial Outlook
Lottomatica confirms its guidance for the full year of 2007.
Lottomatica continues to expect total revenues in the range of €1.665 billion to €1.765 billion, for the year ending December 31, 2007.
Operating Income, excluding purchase price amortization, is expected to be in the range of €490 million to €500 million, with margins of 28% to 29%.
EBITDA for the full year is reiterated in the range of €700 million to €710 million, with margins of 40% to 42%.

Other Information
In December 2003, Lottomatica issued a €360 million bond due December 22, 2008. The Euro bond has a fixed coupon payment of 4.80%, payable annually each December. Pursuant to Italian Stock Exchange requirements, the Company notes that the bond is set to expire in less than 18 months.

RECEIVED
2007 OCT 22 A 11:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHED (7)

Thursday - 09/13/2007

UK signs new contract

LOTTOMATICA ANNOUNCES THAT CAMELOT HAS SIGNED AN AGREEMENT TO OPERATE THE U.K. NATIONAL LOTTERY LICENSE UNDER A NEW 10-YEAR LICENSE

Lottomatica Subsidiary GTECH Corporation to Provide New Online Lottery Technology, Products, and Ongoing Services to Camelot

GTECH Expects to Receive In Excess of €600 Million in Revenue over the 10-Year License, Commencing in the Third Quarter of 2008

ROME (ITALY) - PROVIDENCE, RHODE ISLAND (US) - Lottomatica S.p.A. announced that Camelot Group plc has signed an agreement with the United Kingdom's National Lottery Commission for the next license to operate the U.K. National Lottery. The new 10-year license, which was awarded to Camelot following a competitive procurement, is expected to commence on February 1, 2009. Lottomatica subsidiary, GTECH Corporation, is a major lottery technology and services supplier to the successful Camelot consortium, and will provide a wide array of the latest lottery technology, interactive systems, and products to Camelot over the duration of the license. With respect to its agreement with Camelot, GTECH expects to receive in excess of €600 million in revenue over the 10-year license period, commencing in the third quarter of 2008. Camelot has been the operator of the U.K. National Lottery since its inception in 1994.

"We are pleased that the U.K. National Lottery Commission has chosen Camelot for its third lottery license," said W. Bruce Turner, CEO of Lottomatica S.p.A. and GTECH. "We are also gratified that Camelot has chosen to procure a wide range of the latest technology in the lottery industry from GTECH. As one of the top-performing lotteries in the world, the National Lottery has set the standard for excellence, *raising more than £20 billion for the Good Causes in the U.K. since it began selling lottery games in 1994," continued Mr. Turner. "We value the relationship we have established with Camelot and the National Lottery, and we look forward to continuing to support their Good Causes with our latest technology solutions and services, well into the next decade."*

Under the terms of the new license, GTECH will supply Camelot with over 27,500 integrated IMAGINE™ lottery terminals, which will be used to replace existing machines and also to grow the terminal base through retailer expansion. Prior to the commencement of the third license, GTECH will also convert the current online gaming system and instant-ticket system to GTECH's Enterprise Series™ (ES) platform. In addition, GTECH will upgrade Camelot's existing interactive system with Enterprise Series Interactive (ESi), to provide a wider array of game offerings to players via channels such as the internet, mobile, and Internet-Protocol television (IPTV).

Additionally, GTECH has licensed to Camelot its ES Multimedia technology, enabling Camelot to manage an approximate 27,500 media screen network, displaying various forms of promotional and informational content. Over the duration of the 10-year license, GTECH will provide ongoing services to Camelot including software development, technology project management and support; network design support; field maintenance; and central repair services.

Members of the Camelot Group consortium which bid on the new license include De La Rue, Cadbury Schweppes, Royal Mail Enterprises, Thales Electronics, and Fujitsu. Camelot will continue to be responsible for all aspects of the lottery operations, excluding the allocation of proceeds to the Good Causes as designated by the agencies appointed by the U.K. Government.

With more than 26,300 lottery retail terminals and £4,911.4 million in total lottery sales for its most recent fiscal year, the U.K. National Lottery is considered one of the most successful and efficient lotteries in the world.

ATTACHED (8)

Thursday - 09/13/2007
ADR Program

LOTTOMATICA BOARD OF DIRECTORS APPROVES SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM IN THE UNITED STATES

ROME (ITALY) – Lottomatica S.p.A. today announced the approval of a Sponsored Level I American Depositary Receipt (ADR) program by its Board of Directors. Lottomatica's ADRs will trade on the U.S. over-the-counter (OTC) Pink Sheet market under the symbol "LTTOY," and the CUSIP number is 545697104. Each ADR will represent one Lottomatica ordinary share. The Bank of New York has been appointed as the depositary bank to administer the ADR program.

Lottomatica's ordinary shares will continue to trade on the Italian Stock Exchange under the symbol "LTO."

"The ADR program is part of our long-term strategy to increase our visibility in the U.S.," said W. Bruce Turner, CEO of Lottomatica S.p.A. "Our sharp focus on creating shareholder value from the growth in our key verticals and the opportunities presented in the rapidly-expanding global gaming markets, highlight the attractions of Lottomatica for the U.S. equity markets that already recognize and appreciate the value of the GTECH brand. We are committed to broadening and diversifying our shareholder base, and our ADR program will provide the opportunity for a wider range of U.S. investors to participate in Lottomatica's future performance."

Commenting on this achievement, Stefano Bortoli, CFO of Lottomatica S.p.A., said, *"Management is pleased to establish this ADR facility as it will expand our potential shareholder base to those investors that prefer to purchase a U.S. dollar denominated security rather than ordinary shares from the Italian home market. For a considerable segment of the U.S. investor market, ADRs facilitate diversification into international securities by way of trading and settling according to U.S. market conventions and allowing dividend payments in U.S. dollars."*

Lottomatica expects the Securities & Exchange Commission (SEC) to provide the Company with registration of the ADR program by Friday, September 21, 2007.

About ADRs

ADRs are commonly used to facilitate the holding and trading by U.S. investors of foreign securities. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those shares to the depositary's local custodian bank, which then instructs the depositary bank, in this case The Bank of New York, to issue depositary receipts. Level I Depositary Receipts are traded in the U.S. OTC market with prices published in the "Pink Sheets" and on some exchanges outside the United States.

For more information please visit: http://www.adrbny.com./

ATTACHED (9)

LOTTOMATICA S.p.A.

With Registered Office in Rome, Viale del Campo Boario, 56/d

Paid-in Capital Euro 151,590,100.00

Registered in the Companies Register of Rome with the no. 08028081001

Subjected to the management and coordination of

De Agostini S.p.A.

ILLUSTRATIVE REPORT BY THE BOARD OF DIRECTORS ON THE PROPOSALS LISTED AS ITEM NO. [•] OF THE AGENDA OF THE SHAREHOLDERS MEETING SUMMONED FOR NOVEMBER [8] AND [9], 2007, RESPECTIVELY IN FIRST AND SECOND CALL

"Proposals to amend the following articles of the by-laws: art. 4 (Objective); art. 13 (Appointment of the Board of Directors); art. 20 (Appointment, composition and requirements of the Board of Statutory Auditors); related resolutions"

Dear Shareholders,

The Board of Directors summoned the extraordinary Shareholders Meeting to resolve upon the approval of the proposals to amend the following articles of the by-laws of the Company: art. 4 (Objective); art. 13 (Appointment of the Board of Directors); art. 20 (Appointment, composition and requirements of the Board of Statutory Auditors).

* * *

This summary report (the "**Report**") is drawn up by the Board of Directors of Lottomatica pursuant to Article 72, Paragraph 1, and Annex 3A (Schedule no. 3) of CONSOB regulation no. 11971/1999, as subsequently amended (the "**Issuers' Regulation**"), that implements provisions on issuers of listed financial instruments.

Pursuant to articles 72 and 92 of the Issuers' Regulation, this report has been submitted to CONSOB at least 30 days prior to the date of the Shareholders' Meeting called to resolve on the amendments to the corporate by-laws, and has been made available to the public at the headquarters of the Company and to Borsa Italiana S.p.A., at least 15 days prior to the said date.

Please find hereinbelow a commented comparison between the current version of each concerned article of the by-laws and the proposed marked-up version.

1 DESCRIPTION AND REASONS FOR THE PROPOSED AMENDMENTS TO THE COMPANY BY-LAWS

a) Amendments proposed in order to render the by-laws compliant with the provisions of the Issuers' Regulation.

Following the entry into force of the legislative decree no. 303 of December 29, 2006 (so called "**Savings Protection Law**"), the Shareholders' Meeting held on April 23, 2007, approved a number of interventions aimed at adjourning the by-laws and implementing the provisions of the Savings Protection Law and reserved itself the right to implement future CONSOB provisions, if necessary.

The same Shareholders' Meeting had delegated the Board of Directors - within the limits of its competence, as well as in full compliance with the principles of diligence and good faith - the powers to autonomously amend

the by-laws of the Company in accordance with the regulations that would have been issued by CONSOB. CONSOB has later amended the Issuers' Regulation, by means of resolution no. 15915 of May 3, 2007.

Notwithstanding the above delegation of powers by the Shareholders' Meeting, the Board of Directors - in accordance with Article 17.1, letter e) of the Company's by-laws and in accordance with Article 2365, paragraph 2 of the Italian Civil Code - has all the powers to amend the by-laws of the Company so as to implement any new provision of law; however, since some of the amendments that are hereby proposed involve discretional choices, and most of the amendments are aimed at strengthening the guarantees provided by the law and by the by-laws in order to safeguard rights of the minorities, the Board of Directors has considered it appropriate to share such amendments with the Shareholders.

With reference to **article 13** of the by-laws, which provides for the appointment of the Board of Directors, the Board proposes to delete the reference to the provisions of law found in article **13.1,** in order to avoid future amendments due to modifications to the Italian Civil Code, if any.

The Board also proposes to insert a specification in **article 13.2** in order to subordinate the assignment of the office of Director to particular requirements related to the stockholdings held by the Company (the Company currently holds relevant stock holdings in the share capital of an electronic money institution and in the share capital of a financial intermediary).

With reference to the fulfilments and publicity requirements needed in order to submit the lists of candidates, as provided by **article 13.3**, the amendments proposed by the Board consist in a mere alignment of the by-laws to the new provisions of the regulation, calling for the Company to timely fulfil the obligations provided by the law, and that the percentage of shares owned in order to submit the lists be indicated in the notice of summon. With reference to the documents to be submitted together with the lists, the Board proposes that an indication of the shareholders' names be made together with an indication of the percentage of shares owned by each single shareholder.

The Board also proposes to define the concept of minority list and majority list.

With particular reference to the possibility that an equal number of votes be reached by two ore more lists, the Board proposes to provide that (i) in the event of a repeated equal number of votes be reached by two or more lists, the list that shall prevail shall be the one submitted by the Shareholders holding the greater number of shares calculated as at the moment that the list was submitted or, in sub-order, by the higher number of Shareholders and that (ii) in the event of a further equal number of votes between two or more lists, candidates shall be elected from each list, in the number provided by the law and by the by-laws, on the basis of their seniority.

With reference to the need to ensure the minimum number of directors that meet the independence requirements, the Board proposes to expressly provide that, as provided by law, the director that shall no longer meet the above requirements shall immediately report to the Board of Directors.

In order to ensure the minimum number of independent directors, the Board proposes, in **article 13.5**, to provide for a procedure to be applied in the event that the number of directors falls below target or in the event that the candidates appointed by the Shareholders' Meeting do not take office. In such event, directors shall be replaced in full compliance with Article 2386 of the Italian Civil Code, save for the case of directors taken from

minority lists. In such case, the Board of Directors will replace directors by drawing them from (i) the minority list to which the replaced director belonged, if possible, or on the basis of the higher number of votes given by the shareholders' meeting, (ii) the other lists that were submitted and voted by minority shareholders. To this regard, it must be reminded that the law requires that a minimum number of independent directors be appointed.

With reference to **Article 20** of the by-laws, and in particular to the fulfilments and the publicity requirements needed in order to submit the lists, the proposed amendments simply intend to align the by-laws to the new provisions of law. In particular, they provide for specific obligations to be fulfilled by the Company, such as the indication, in the notice of summon, of the percentage of shares needed in order to submit the lists.

With reference to the documents to be submitted together with the lists, the Board proposes that an indication of the shareholders' names be made together with an indication of the percentage of shares owned by the single shareholder. On the other hand, the Board proposes that the shareholders that do not own a percentage of shares that (i) allows the control of the Company, or (ii) represents the majority of its share capital, shall deposit a declaration stating the inexistence of any relationship between them and the latter, together with the other requested documents.

The Board proposes to specify the requirements needed in order to submit the lists of candidates: the shareholders belonging to the same group or belonging to a shareholders agreement concerning shares of Lottomatica, as well as any other shareholder, may not submit or vote more than one list, not even through a third person or company.

Even though it is not strictly necessary, it is opportune, in order to ensure a higher degree of transparency in favour of the minorities, to adopt a new provision according to which, in the event that upon termination of the term given to submit the lists only a single list be submitted, or only lists that are the expression of shareholders of minorities be submitted then, it would be possible to submit lists up to the fifth day following the expiry date, reducing by half the thresholds required by the bylaws for the submittal of the lists save for what provided regarding deposit and publicity.

The Board also proposes to insert in the articles of the by-laws concerning the statutory auditors, a definition of minority list and majority list.

As requested by Article 144 *sexies*, paragraph 9, of the Issuers' Regulation, the Board proposes to regulate the possibility that two or more lists repeatedly receive the same number of votes. If such an event were to occur, the list that shall prevail shall be the one submitted by the shareholders owning the greater percentage of shares of the Company or, in sub-order, the list submitted by the larger number of shareholders, or in further sub-order, candidates shall be appointed on the basis of seniority.

Pursuant to the new provisions of the Consolidated Financial Law, the Chairman of the Board of Statutory Auditors is appointed by the Shareholders' Meeting among the statutory auditors elected by the minority shareholders. To this end, the Board proposes to specify in the appointment procedure that the regular statutory auditor elected by the minorities takes the office of Chairman.

With reference to **paragraph 20.1**, it appears appropriate to introduce amendments thereto so as to implement the provisions of article 144 of the Issuers' Regulation allowing the appointment of more than two deputy statutory auditors.

With reference to **paragraph 20.2**, concerning the list submittal procedure, the Board believes it would be appropriate to provide that the lists must indicate if the nomination concerns the office of regular auditor or of deputy auditor, in line with the current procedure provided by the law. For the above reasons, the Board proposes to delete in Article 20 any reference to the possibility not to distinguish between the appointment of regular auditors and deputy auditors.

Concerning the replacement of the statutory auditor appointed by the minorities, the Board proposes to provide for the possibility to appoint more deputy members, identified by the Shareholders Meeting among the candidates of the minority list or, in sub-order, among candidates of the minority list ranked second; the procedure allows, if necessary, to replace the regular auditor taken from the minority list with the first deputy auditor available belonging to the list of the ceased auditor or, if not available, by replacing the ceased auditor with the above said deputy statutory auditors.

In both cases, the deputy statutory auditor that shall replace the regular member appointed by the minority list, shall also be appointed as Chairman.

b) Further amendment proposals to the by-laws

With reference to **Article 4 of the by-laws**, concerning the corporate objective, the Board informs that the amendment to the by-laws is made necessary by the participation by the Company to the tender called by the *Amministrazione Autonoma dei Monopoli di Stato - AAMS* for the award of a *concessione* as provided for in the financial law of 2007 (so called "**Superenalotto Tender**").

In particular, it requests that the assignee, in order to execute the *concessione*, must be an Italian company limited by shares (*Società per Azioni*), with a paid-in registered capital of at least Euro 20 million, and with a corporate objective that expressly indicates the activity of management and development as a concessionaire of pari-mutuel number based games, through the management of the distribution network. To this regard, the Board clarifies that, as explained by AAMS pursuant to a specific request by the Company, the amendment of the corporate objective is necessary also if the candidate is a company limited by shares with a corporate objective that already provides for a activity in connection with the administration, management and execution of games; consequently, it is necessary to integrate the by-laws in light of the above.

2. COMPARISON BETWEEN THE CURRENT BY-LAWS AND PROPOSED AMENDMENTS

2.1 The following is a description, article by article, of the proposed amendments to Articles 13 an 20 of the By-laws:

CURRENT BY-LAWS	NEW AMENDED BY-LAWS

[...] **4. Objective** 4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad. In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments. The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes. 4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities. 4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.	[...] **4. Objective** 4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad. In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments. The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes. **The Company may carry out** *[La Società potrà svolgere l'attività di esercizio e sviluppo, in regime di concessione, dei giochi numerici a totalizzatore nazionale attraverso la conduzione della rete distributiva.]* 4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities. 4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions. 4.4 The Company can participate with and have

4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.	interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.
[…]	[…]
TITLE IV – MANAGEMENT BODY	**TITLE IV – MANAGEMENT BODY**
13. Board of Directors: appointment	**13. Board of Directors: appointment**
13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.	13.1 The Company, ~~as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code,~~ is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.
13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.	13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law **and its appointment must be considered in view of the shareholdings held by the Company in other companies**. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.
13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive	13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, the

numbering. Only the Shareholders representing, alone or together with other Shareholders, the minimum percentage of share capital provided by the law, if any, have the right to submit the lists.	minimum percentage of share capital provided by the law, ~~if any,~~ have the right to submit the lists. **The above percentage is indicated in the notice of summon of the Shareholders' Meeting called to resolve upon the appointment of the Board of Directors.**
Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.	Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.
Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided by the law, if any, shall have to possess the independence requisites provided therein.	Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided by the law, ~~if any,~~ shall have to possess the independence requisites provided therein.
The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care. Upon filing, each list shall be accompanied by:	The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting **summoned to resolve on the appointment of the directors** ~~and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care~~. Upon filing, each list shall be accompanied by:
A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency	A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification; B) a statement through which each candidate

qualification; B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law and by the By-laws.	accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law and by the By-laws.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.	C) **an indication of (i) the identity of the Shareholders that have submitted the list and (ii) of the percentage of share capital jointly owned, as well as (iii)** a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists. **The Company shall immediately, and in any event within 10 days prior to the Shareholders' Meeting called to resolve on the appointment of the directors, fulfil all the disclosure requirements provided by law.**
The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted.	The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted.
Moreover, the lists that have not obtained the minimum number of votes if provided by the law, are also deemed as not submitted.	Moreover, the lists that have not obtained the minimum number of votes **if** provided by the law, are also deemed as not submitted.
All those having the right to vote can vote for only one list.	All those having the right to vote can vote for only one list.
The election of the Directors will proceed as follows:	All'elezione degli Amministratori si procederà come segue:
a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same	a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the ~~majority~~ **higher number** of ~~the~~ votes **(hereinafter referred to as, the "Majority List")** at the Shareholders' Meeting, on the basis of the same progressive numbering

progressive numbering they have been listed in the list, save for the minimum number reserved to the minority shareholders by the law;	they have been listed in the list, save for the minimum number reserved to the minority shareholders by the law;
b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the shareholders that have submitted or voted the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list.	b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the shareholders that have submitted or voted the **Majority List** ~~under letter a) above -~~ **(hereinafter referred to as, the "Minority List")** will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list.
In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes.	In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes.
In the event of several lists achieving an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.	In the event of several lists achieving an equal number of votes, **the list that has been submitted by the shareholders holding the greater percentage of shares at the moment of submitting the list, or in sub-order, the greater number of shareholders, shall prevail.** ~~an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.~~

	In the event that that the list receive an equal number of votes, the candidates shall be selected from each list, in the number provided by the law and on the basis of seniority.
In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list	In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list
	The director that meets all the independence requirement provided by the law and that shall no longer meet said requirements during the term of office, shall immediately report to the Board of Directors.
13. 4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.	13.4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.5 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.	13.5 ~~Art. 2386 of the Civil Code provides for substitution In the event of a lack of one or more director~~. **Should the number of directors fall below target, or in the event that the candidates appointed by the Shareholders' Meeting do not take office, the directors shall be replaced pursuant to the provisions of Article 2386 of the Italian Civil Code, save for the case of directors selected from the Minority List. In such an event, the Board of Directors shall proceed to their replacement by selecting members pursuant to the following procedure: (i) from the same Minority List, if possible or, (ii) on the basis of the larger number of votes obtained during the Shareholders'**

13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering. 13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.	**Meeting, from the other lists submitted and voted by shareholders that are in no way connected with the shareholders that have submitted or voted the Majority List.** **The provisions of these by-laws aimed at ensuring the minimum number of independent Directors in office, as requested by the applicable provisions of law, remain in full force.** ~~13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.~~ ~~13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.~~
20. Appointment, composition and requirements of the Board of Statutory Auditors 20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting. 20.2 The auditors are appointed on the basis of lists presented by the Shareholders in which candidates are indexed by progressive numbering, where possible, specifying if the candidate presents himself/herself, as regular or deputy auditor.	**20. Appointment, composition and requirements of the Board of Statutory Auditors** 20.1 The Statutory Auditors are comprised of three regular Auditors and two **or more** deputies, appointed by the Shareholders Meeting. 20.2 The auditors are appointed on the basis of lists presented by the Shareholders in which candidates are indexed by progressive numbering~~, where possible,~~ specifying if the candidate presents himself/herself, as regular or deputy auditor.

The lists must be deposited at the head office and published in at least one daily national newspaper no less than fifteen days before the date set for the Shareholders' Meeting in first call and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge.	The lists must be deposited at the head office ~~and published in at least one daily national newspaper~~ no less than fifteen days before the date set for the Shareholders' Meeting~~ in first call and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge~~.
Upon filing, they shall be accompanied by:	Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences and an indication of the management and control offices held in other companies and their expiration date;	A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences and an indication of the management and control offices held in other companies and their expiration date;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law;	B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law;
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.	C) **information concerning the personal identity of the Shareholders that have submitted the list, together with an indication of the total percentage of share capital owned, as well as** a copy of the certificates delivered by authorized intermediaries and certifying the ownership of **said amount of shares** ~~the number of shares required to file the lists.~~
	D) a declaration by the Shareholders other than those that own, also jointly, a number of shares allowing the control or representing the relative majority of the share capital, stating the non existence of any connection to be regarded as relevant pursuant to the provisions of law.
	The Company shall immediately, and in any event within 10 days prior to the

	Shareholders' Meeting summoned to resolve on the appointment of the Statutory Auditors, fulfil all the disclosure requirements provided by law.
The denial expressed by public administrations or bodies pursuant to provisions of law applicable to the Company, are construed as causes of ineligibility to the office of Statutory Auditor and/or Chairman, or if appointed, shall result in their termination of office.	The denial expressed by public administrations or bodies pursuant to provisions of law applicable to the Company, are construed as causes of ineligibility to the office of Statutory Auditor and/or Chairman, or if appointed, shall result in their termination of office.
	Even if through a third party or through other companies:
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The shareholders belonging to the same group and the shareholders that have executed a shareholders agreement concerning the shares of the Company may not submit nor vote more than one list, also if through a third party or through other companies.	- ~~E~~each Shareholder can **vote as well as** put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification; ~~—T~~ the shareholders belonging to the same group – **i.e. the parent company, the subsidiaries and the companies subjected to the same control -** and the shareholders that have executed a shareholders agreement concerning the shares of the Company may not submit nor vote more than one list~~, also if through a third party or through other companies.~~
The number of candidates in each list must not be higher than the number of auditors set out by art. 20.1 above; other candidates, if any, shall not be considered.	The number of candidates in each list must not be higher than **three, for the office of regular Statutory Auditor, and five for the office of deputy Statutory Auditor;** ~~than the number of auditors set out by art. 20.1 above. O~~other candidates, if any, **in excess of the above limits,** shall not be considered.
Only the Shareholders who singly or together with the other Shareholders represent the minimum percentage of shares provided by the	Only the Shareholders who singly or together with the other Shareholders represent the minimum percentage of shares provided by the law can present lists or the different minimum percentage possible provided by the law. **Such percentage is indicated in the notice of**

law can present lists or the different minimum percentage possible provided by the law.	**summon of the Shareholders' Meeting called to resolve on the appointment of the Board of Statutory Auditors.** **In the event that upon expiration of the term given to submit the lists only a single list be submitted, or only lists of connected shareholders be submitted, then it is possible to submit lists up to the fifth day following said expiration date; information must be immediately disclosed pursuant to the current provisions of law. In such case the given thresholds needed for submitting the lists shall be reduced by half. Such circumstance and possibility must be disclosed promptly in accordance with the provisions of law in force. All the other procedure provisions shall remain in force.**
Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.	Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.	~~All those having the right to vote can vote for only one list.~~
Selection of the Auditors will proceed as follows:	Selection of the Auditors will proceed as follows:
a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;	a) 2 (two) regular and 1 (one) deputy auditor(s), **or 2 (two) in the event that no other lists are given,** will be elected from the list which achieves the ~~majority~~ **greater number** of ~~the Shareholders'~~ votes **(hereinafter referred to as, the "Majority List")**, following the progressive numbering of the list; ~~in case the candidates to regular auditor and deputy auditor have not been duly distinguished;~~
b) the remaining regular – with the position expressly reserved for Statutory Auditors expressed by the minorities by the law if any -	b) the remaining regular – with the position of **Chairman,** ~~expressly reserved for Statutory Auditors expressed by the minorities by the law~~

and the remaining deputy auditor, will be elected from the list which has the second highest number of votes following the majority list and is not connected in any way not even indirectly, to the shareholders that have submitted or voted the list ranked first, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished.	~~if any - and the remaining deputy auditor,~~ will be elected from the list which has the ~~second~~ highest number of votes, **save for the Majority List** ~~—following the majority list,~~ **submitted and voted by the Shareholders that are not** ~~and is not~~ connected in any way not even indirectly, to the shareholders that have submitted or voted the **Majority List** (hereinafter referred to as, the "**Minority List**") ~~**ranked first, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished**~~
In the event that non majority lists have obtained an equal number of votes, the candidate shall be appointed from the list submitted by the shareholders owning the greater number of shares or, in sub-order, by the greater number of shareholders.	In the event that ~~non majority~~ lists have **repeatedly** obtained an equal number of votes, the **list that shall prevail** ~~candidate~~ shall be ~~appointed from~~ the list submitted by the shareholders owning the greater number of shares **at the moment of the submittal of the list** or, in sub-order, by the greater number of shareholders **or, further in sub-order, the candidates shall be taken from the list having an equal amount of votes in the number given by the law and by the by-laws, on the basis of their seniority.**
	c) all those individuals that have been indicated as deputy auditors in the Minority List and in the list (i) submitted and voted by the Shareholders that are in no way connected to the Shareholders that have submitted or voted the Majority List, and (ii) that has obtained a number of votes lesser than the ones obtained by the Minority List (hereinafter referred to as, the "Second Minority List"), shall be appointed as deputy Auditors.
The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly	~~The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly~~

reserved by the law to minorities, will take place by resolution of the Shareholders' Meeting to one of the regular statutory auditors.	~~reserved by the law to minorities, will take place by resolution of the Shareholders' Meeting to one of the regular statutory auditors.~~
In the event that, for whatever reason, the Auditor cannot accept the office or, having it accepted, ceases such office, and in the absence of replacement criteria being provided by the law, the minority Auditor is replaced by the deputy – if indicated – or by the following candidate belonging to the same list, or, if not present, by the first useful candidate, eventually even deputy, according to the progressive order of the minority list that has obtained the second largest number of votes.	In the event that, for whatever reason, the Auditor cannot accept the office or, having it accepted, ceases such office, **the regular Auditor provided in letter b) above is replaced by the deputy Auditor available in accordance to the progressive order of the Minority List or, in sub-order, from the Second Minority List.** ~~and in the absence of replacement criteria being provided by the law, the minority Auditor is replaced by the deputy – if indicated – or by the following candidate belonging to the same list, or, if not present, by the first useful candidate, eventually even deputy, according to the progressive order of the minority list that has obtained the second largest number of votes.~~
In the event that such by-laws criteria may not be applied, in order to proceed with the replacement, the first useful candidate, also deputy, shall be appointed in accordance with the progressive order of the minority list placed in the immediate following position for number of votes obtained.	~~In the event that such by-laws criteria may not be applied, in order to proceed with the replacement, the first useful candidate, also deputy, shall be appointed in accordance with the progressive order of the minority list placed in the immediate following position for number of votes obtained.~~
In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.	In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.
[…]	[…]

3. *OPINION OF THE BOARD OF DIRECTORS AS TO THE OCCURRENCE OR NON OCCURRENCE OF THE SHAREHOLDERS' RIGHT TO WITHDRAW*

The amendment proposals described hereabove do not fall under any of the provisions under art. 2437 of the Italian Civil Code, and are exclusively aimed at conforming the By-Laws to binding regulatory provisions.

With particular reference to the amendment to the corporate objective, made necessary by the participation to the Superenalotto Tender, the Board believes that it does not construe an amendment to the activity of the Company, which, in any event, will remain focused on gaming, and in particular on the game of Lotto.

The right of withdrawal is therefore excluded.

*** ***

Dear Shareholders,

based on the foregoing, the Board of Directors hereby proposes to adopt the following resolutions:

"The extraordinary Shareholders Meeting of Lottomatica:

- having examined and discussed the report of the Board of Directors, filed in accordance with the terms and provisions of law;
- having acknowledged the proposed amendments to the By-Laws,

resolved

1. to amend Articles 4, 13 and 20 of the by-Laws in accordance with the above said report;
2. to grant the Chairman, Mr. Lorenzo Pellicioli, the Managing Director – General Manager – CEO, Mr. W. Bruce Turner, and the Managing Director – General Manager, Mr. Marco Sala, such powers, to be severally exercised even through third parties, as to do everything necessary for purposes of executing the above said resolutions and to carry out all the relevant activities, including the enrolment with the register of enterprises pursuant to Section 2436 of the Civil Code and the faculty to amend the above resolutions and the Directors' report in the event of any such request from the competent Authorities or if anyway deemed necessary or appropriate in order to implement the above new provisions of law;

Rome, September 13, 2007

Lottomatica S.p.A.
On behalf of the Board of Directors

The Chairman

ATTACHED (10)

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

<table>
<tr><th colspan="9">1. RELEVANT UNDERSIGNED PERSON</th></tr>
<tr><th colspan="9">1.1 PERSONAL DATA</th></tr>
<tr><td colspan="9">INDIVIDUALS</td></tr>
<tr><td>SURNAME</td><td colspan="2">BIFULCO</td><td>NAME</td><td colspan="3">ROSARIO</td><td>SEX</td><td>M</td></tr>
<tr><td>TAX CODE</td><td></td><td colspan="2">BIRTH DATE</td><td>BIRTH PLACE</td><td>(PV)</td><td colspan="3">COUNTRY</td></tr>
<tr><td>DOMICILE</td><td colspan="8"></td></tr>
<tr><td colspan="9">ENTITIES</td></tr>
<tr><td>CORPORATE NAME</td><td colspan="8"></td></tr>
<tr><td>TAX CODE</td><td></td><td colspan="2">CORPORATE SHAPE</td><td colspan="2">DATE OF INCORPORATION (dd/mm/yyyy)</td><td colspan="3"></td></tr>
<tr><td>HEADQUARTERS</td><td colspan="8"></td></tr>
<tr><th colspan="9">1.2. RELATIONSHIP WITH THE CONCERNED ISSUER</th></tr>
<tr><td colspan="6">C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER</td><td colspan="3">Y/N
Y</td></tr>
<tr><td colspan="6">C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER</td><td colspan="3">Y/N
N</td></tr>
<tr><td colspan="6">C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY</td><td colspan="3">Y/N
N</td></tr>
<tr><td colspan="6">C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY</td><td colspan="3">Y/N
N</td></tr>
</table>

<table>
<tr><th colspan="4">2. ISSUER (OF LISTED SECURITIES)</th></tr>
<tr><td>CORPORATE NAME</td><td>LOTTOMATICA S.P.A.</td><td>TAX CODE</td><td>8028081001</td></tr>
</table>

<table>
<tr><th colspan="9">3. AUTHOR OF TRANSACTIONS</th></tr>
<tr><th colspan="9">3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS</th></tr>
<tr><td colspan="6">RELEVANT PERSON</td><td colspan="3">Y</td></tr>
<tr><td colspan="6">INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)</td><td colspan="3">Y/N
N</td></tr>
<tr><td colspan="6">ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS</td><td colspan="3">Y/N
N</td></tr>
<tr><th colspan="9">3.2 PERSONAL DATA</th></tr>
<tr><td colspan="9">INDIVIDUALS</td></tr>
<tr><td>SURNAME</td><td colspan="2">BIFULCO</td><td>NAME</td><td colspan="3">ROSARIO</td><td>SEX</td><td>M</td></tr>
<tr><td>TAX CODE</td><td></td><td colspan="2">BIRTH DATE</td><td>BIRTH PLACE</td><td>(PV)</td><td colspan="3">COUNTRY</td></tr>
<tr><td>PLACE OF RESIDENCE</td><td colspan="8"></td></tr>
<tr><td colspan="9">ENTITY, PARTNERSHIP, OR TRUST</td></tr>
<tr><td>CORPORATE NAME</td><td colspan="8"></td></tr>
<tr><td>TAX CODE</td><td></td><td colspan="2">CORPORATE SHAPE</td><td colspan="2">DATE OF INCORPORATION (dd/mm/yyyy)</td><td colspan="3"></td></tr>
<tr><td>HEADQUARTERS</td><td colspan="8"></td></tr>
</table>

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
14/09/2007	A	IT0003990402	LOTTOMATICA	AZO	1,0000	24.30428	24,304.28	MERC-IT	
TOTAL SECTION A (in €)							24,304.28		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												24,304.28			

Note

ATTACHED (11)

INFORMATION DOCUMENT ON LOTTOMATICA ON-GOING STOCK-BASED COMPENSATION PLANS IN ACCORDANCE WITH CONSOB RESOLUTION NO. 15915 OF MAY 3, 2007 AND ARTICLE 84-**BIS, OF THE** ***REGULATION APPROVED WITH CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999***

Rome, 17 September 2007

Foreword

In recent years, Lottomatica has established a number of Plans reserved for its senior managers and/or employees and/or those of subsidiary companies, convinced that their participation or expectation of participating in the share capital, in view of their strategic role within the Lottomatica Group, represents a continuous promotion for growth in value of the Company. The Plans provide for the allocation of Options and Shares to the Beneficiaries.

This information document has been drawn up, also as regards to the numbering of the related paragraphs, in accordance with schedule 7 of Annex 3A to the Regulation on Issuers.

Definitions

For the purposes of this information document, the terms indicated below have the meaning attributed thereto:

"Beneficiaries"	indicates the persons to whom Options and/or Shares have been granted on the basis of one or more Plans;
"Code"	indicates the Italian Stock Exchange self-regulation code of March 2006;
"Company" or "Lottomatica"	indicates Lottomatica S.p.A.;
"CONSOB"	indicates the *Commissione Nazionale per le Società e la Borsa,* the Italian public authority responsible for regulating the Italian securities market;
"Consolidated EBIT"	indicates earnings before (i) financial income and expense and (ii) income taxes of the Lottomatica Group on the closing date of the corporate year, as set forth in the consolidated financial statements approved by the Board of Directors of the Company;
"Consolidated EBITA"	indicates the sum of Consolidated EBIT and amortization of goodwill of the Lottomatica Group on the closing date of the corporate year, as indicated in the consolidated financial statements approved by the Board of Directors of the Company;
"Consolidated EBITDA"	indicates earnings before taxes of the Lottomatica Group on the closing date of the corporate year, as set forth in the consolidated financial statements approved by the Board of Directors of the Company, to which amortization and depreciation must be added, including non-monetary adjustments resulting from allocation of losses on purchases, interest receivable and payable or any other financial expense, gains and losses on the disposal of intangible and tangible fixed assets, minority interest in the result for the year. Consolidated EBITDA always includes non-recurring expenses and any extraordinary expenses, with the sole exception of those specifically approved by the Executive Committee of the Company;
"Consolidated Financial Law"	indicates Legislative Decree No. 5 of February 24, 1998 (so called "TUF") as amended.

"Grant Date of the Options"	indicates each date on which the Board of Directors of the Company has resolved to grant Options to the Beneficiaries, determining the number assigned to each and establishing the exercise price;
"Grant Date of the Shares"	indicates each date on which the Board of Directors of the Company has resolved to grant Shares to the Beneficiaries, determining the number assigned to each;
"Key Manager"	indicates a Manager having (i) regular access to Privileged Information concerning the Lottomatica Group and (ii) the power to make managerial decisions affecting the development and future prospects of Lottomatica or of a Relevant Subsidiary;
"Lottomatica Group"	indicates the Company and the Italian and foreign entities controlled thereby, within the meaning of the Consolidated Law on Finance ("TUF");
"Options"	indicates the options to which the Stock Option Plans refer that entitle the respective Beneficiaries to subscribe an equal number of Shares according to the conditions established;
"Plans"	indicates the set of Stock Allocation Plans in favor of the managers and/or employees of the Lottomatica Group, in course as at September 17, 2007;
"Privileged Information"	indicates information concerning the Lottomatica Group, defined as such in the Consolidated Law on Finance;
"Regulation on Issuers"	indicates the regulation adopted with CONSOB resolution of May 14, 1999, No. 11971, as amended;
"Relevant Plans"	indicates Plans considered particularly relevant within the meaning of Article 114-*bis*, para. 3 of the Consolidated Law on Finance and article 84-*bis*, para. 2 of the Regulation on Issuers insofar as the Beneficiaries of such Plans include members of management boards (and also General Managers) and also Key Managers of Lottomatica. Except for the 2005-2010 Plan reserved for Company managers, all the Plans are Relevant Plans. Therefore, all references to Plans in general in this disclosure document are to be considered as also referring to Relevant Plans;
"Relevant Subsidiary"	indicates a company controlled directly or indirectly by Lottomatica, if the book value of the controlling interest represents more than 50% of Lottomatica's assets, as resulting from the most recently approved financial statements;
"Shares"	indicates the ordinary shares of the Company listed on the *Mercato Telematico Azionario* – MTA organized and managed by Borsa Italiana S.p.A.;
"Stock Allocation Plans"	indicates Plans that envisage granting of Shares;

"Stock Market Regulations"	indicates the regulations of the markets organized and managed by Borsa Italiana S.p.A.;
"Stock Option Plans"	indicates Plans that envisage the granting of Options;
"Total Consolidated EBITA"	indicates the algebraic sum of Consolidated EBITA reported in each of the years taken as reference in a given Plan;
"Total Consolidated EBITDA"	indicates the algebraic sum of Consolidated EBITDA reported in each of the years taken as reference in a given Plan;
"2003-2008 Plan"	indicates the Stock Option Plan resolved by the Board of Directors of Lottomatica on June 11, 2003, with duration until December 31, 2008;
"2004-2008 Plan"	indicates the Stock Option Plan resolved by the Board of Directors of Lottomatica on May 13, 2004, with duration until December 31, 2008;
"2005-2010 Plan"	indicates both the Stock Option Plan reserved for directors and also the Stock Option Plan reserved for managers of the Lottomatica Group, both resolved by Board of Directors of Lottomatica on May 12, 2005, with duration until December 31, 2010;
"2006-2009 Revolving Plan"	indicates the Stock Allocation Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on April 12, and August 29, 2006 respectively with maximum duration until August 29, 2009, intended principally to allow the related Beneficiaries to reinvest part of the proceeds of certain Plans in Shares, or in other plans not based on Shares;
"2006-2009 Plan"	indicates the Stock Allocation Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on October 18, 2006, with duration until December 31, 2009;
"2006-2011 Plan"	indicates the Stock Allocation Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on October 18, 2006, with duration until December 31, 2011;
"2006-2014 Plan"	indicates the Stock Option Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on October 18, 2006, with duration until December 31, 2014;
"2007-2010 Plan"	indicates the Stock Allocation Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on April 23 and May 3, 2007 respectively, with duration until December 31, 2010;
"2007-2015 Plan"	indicates the Stock Option Plan resolved by the Shareholders' Meeting and by the Board of Directors of Lottomatica on April 23, and May 3, 2007 respectively, with duration until December 31, 2015.

1. Beneficiaries

1.1 The name or the class to which the Beneficiaries belong is indicated in the tables at the foot of this information document.

In particular, the Beneficiaries of Stock Allocation Plans are indicated in Schedule 1 Section 1 of each table, while the Beneficiaries of Stock Option Plans are indicated in Schedule 2, Section 1 of each table.

The names are indicated of those Beneficiaries who, at the time of granting of the Shares and/or of the Options (to-date, the situation remains basically unchanged):

a) were members of management bodies of Lottomatica or of subsidiary companies, in the second case only if such appointments conferred them a major position or role, reflected in economic terms also in the number of Shares and/or of Options granted, in addition to those deriving from the underlying relationship of employment;[1] or

b) carried out management functions inside the Lottomatica Group; or also

c) were Key Managers.

The Beneficiaries do not include any members of the management bodies of Lottomatica controlling companies.

1.2 At the time of granting of the Shares and/or of the Options, all the Beneficiaries were and continue to be managers of Italian companies of the Lottomatica Group or, in the case of foreign companies, *Senior Vice Presidents*, *Vice Presidents*, *Key Directors* and *Managers*. The Beneficiaries do not include co-workers.

1.3 Of the Beneficiaries of Relevant Plans, only the Managing Director– General Manager and CEO – Managing Director and General Manager of Lottomatica, Messrs. W. Bruce Turner and Marco Sala, carried out and continue to carry out management functions at Lottomatica at the time of granting of the Shares and/or of the Options, while they do not include persons carrying out similar functions at Relevant Subsidiaries, in the absence thereof, nor physical persons controlling Lottomatica.

1.4 Of the Beneficiaries of Relevant Plans, only the *Chief Financial Officer* and the *Chief Administrative Officer* of Lottomatica, Messrs. Stefano Bortoli and Walter De Socio, were and continue to be Key Directors of Lottomatica at the time of granting of the Shares and of the Options, while they do not include Key Directors of Relevant Subsidiaries, in the absence thereof, nor other categories of employees or co-workers for whom differentiated characteristics of the Plans are envisaged, nor Beneficiaries of Stock Option Plans with differentiated exercise prices. At the moment, Mr. Jaymin Patel, *Chief Financial Officer* of

---

[1] In accordance with CONSOB communications Nos. DME/7082854 and DME/7082855 of September 13, 2007, many Beneficiaries have not been indicated by name although, at the time of granting of the Shares and/or Options, they held appointments in the management bodies of Lottomatica subsidiary companies, since: 1) they did not receive and do not receive any additional remuneration for such appointments; 2) the number and characteristics of the Shares and/or of the Options granted is not in any way correlated to such appointments; 3) more generally, they did not confer and do not confer on the holders of such appointments any significant role or position in addition to those deriving from the underlying relationship of employment. Such Beneficiaries have therefore been indicated as "Lottomatica Group Directors", with regard to the Italian companies of the Lottomatica Group, and also as "*Senior Vice Presidents Lottomatica Group*", "*Vice Presidents Lottomatica Group*" and "*Key Directors & Managers Lottomatica Group*", with regard to the foreign companies of the Lottomatica Group.

Lottomatica at the time of granting of the Shares and of the Options, currently holds the positions of *President* and *Chief Operating Officer* of GTECH Corp., controlled by Lottomatica.

2. Reasons for adoption of the Plans

2.1 The principal goals of the Plans are to focus the attention of the Beneficiaries on factors of strategic importance, to encourage loyalty and commitment to the Lottomatica Group, to link their remuneration to the creation of value for the shareholders and improve the competitiveness of the Lottomatica Group by stimulating the achievement of pre-established objectives, also maintaining the remuneration of the Beneficiaries on a competitive level.

In establishing the above objectives, Lottomatica referred amongst others to the recommendations of the Code according to which the overall emoluments of managers with strategic responsibilities should be linked to the operating results of the Company and/or to achievement of specific objectives, in that "*the use of variable remuneration systems, tied to results, including amongst these stock options, makes it easier to provide incentives and secure the loyalty of all top management* ".

2.2 For some Plans, exercise of the Options by the Beneficiaries of Stock Option Plans, and delivery of the Shares to the Beneficiaries of Stock Allocation Plans, are subject to and correlated with the achievement of specific performance objectives, reflected in Consolidated EBITA and Consolidated EBITDA and also Total Consolidated EBITA and Total Consolidated EBITDA in the reference years of the Plans.

Such alternative performance indicators are not defined as such according to *International Financial Reporting Standards* – IFRS, and may therefore not take into account the IFRS requirements regarding recognition, measurement and disclosure of the amounts. Also for these reasons, they are not considered alternative to the operating result as performance indicator and to the cash flow statement as measurement of liquidity and may not, therefore, be comparable with the same indicators adopted by other companies.

Nevertheless, Lottomatica considers that the above indicators contribute to revealing movements in operating performance, provide useful information on the ability to manage indebtedness, measure the effective growth of the Lottomatica Group in time and also the contribution thereto provided by the Beneficiaries in their entirety isolating, as far as possible, conjunctural, contingent or unforeseeable effects. Also for these reasons, these indicators are widely used also by analysts and investors in the gaming sector.

Other Plans, on the other hand, are linked exclusively to the passing of time and maintenance of the qualification of employee of the Lottomatica Group, and are therefore directed towards promoting employee loyalty.

In any case, the Beneficiaries can usually exercise the Options and dispose the Shares granted under Stock Allocation Plans following approval of the third consolidated accounts of the Lottomatica Group after the date of granting by the Board of Directors of the Company. This time frame coincides with that of Lottomatica Group business plans.

2.3 The Board of Directors of Lottomatica is responsible for identifying the individual Beneficiaries and for determining the number of Options and/or of Shares to be granted respectively. In quantifying the Options and/or of the Shares granted to each Beneficiary, factors such as the role of the person concerned, the individual objectives assigned and related effects on general objectives and on all-round development of Company business, and also total remuneration, years of employment with the Lottomatica Group, projection of the future value of the Shares are taken into account.

2.4 There are no Plans based an Financial instruments other than Shares.

2.5 Definition of the Plans was not affected by any fiscal or accounting implication.

2.6 The Plans do not benefit from the support of the special fund for encouraging worker participation in companies referred to in Article 4 para. 112, Law No. 350 of December 24, 2003.

3. Approval process and terms for granting of the Options and Shares

3.1 As delegated by the Shareholders' Meeting, especially in the case of more recent Plans, the Board of Directors of Lottomatica has exercised all the necessary and appropriate powers and functions for complete and full execution of the Plans, with particular reference to the identification of the Beneficiaries, to the determination of the Number of Shares and/or of Options to be granted individually, to the definition of the conditions of performance and/or of continuing service within Lottomatica Group that regulate application of the individual Plans, and calculation of the Number of Shares and/or of Options to be granted and also, more generally, to drafting and amendment of the Rules of the Plans.

3.2. Responsibility for effective implementation of the Plans is usually assigned to one of more Lottomatica Directors, also severally, such as the Chairman of the Board of Directors and the Managing Directors (except in cases in which these are directly involved). The Lottomatica Remuneration Committee is responsible for supervising the correct implementation of the Plans and may propose any amendments to the respective Rules to the Board.

Administration of the Plans is entrusted to the Lottomatica *Resources and Shared Services* Department with the cooperation of the *Corporate Affairs* Function for the purpose of issue of the Shares and compliance with any internal dealing obligation and with regard to intermediaries authorized to provide investment and accessory services.

3.3 In extraordinary circumstances (including mergers, demergers, share capital increases, public tenders offers on the Shares), the Board of Directors of Lottomatica, after consulting the Remuneration Committee, has the power to amend the Rules of the Plans, as deemed necessary or appropriate, in order to maintain, as far as possible, the essential contents of the Plans unchanged.

3.4 Availability and granting of the Shares, including those resulting from the exercise of Options, have been determined on the basis of resolutions of the competent Lottomatica bodies, referring to:

- in the case of Stock Option Plans, the paid share capital increase of Lottomatica with exclusion or limitation of the right of pre-emption, within the limits permitted byArticle 2441, para. 4, second indent, and para. 8 respectively of the Italian Civil Code. In the first case, the right of pre-emption has been excluded "*within the limits of ten percent of the pre-existing share capital*", and the issue price of the Shares has been established in a measure corresponding to their market value, as confirmed by a specific report of the independent auditors Reconta Ernst & Young S.p.A.; in the second case, the right of pre-emption has been excluded "*restricted to one quarter of the newly-issued shares*" insofar as offered for subscription to the employees of the Lottomatica Group; or,

- in the case of Stock Allocation Plans, free increase of the share capital of Lottomatica through issue and assignment of Shares to the Beneficiaries in a

measure corresponding to the profits achieved by the Company, within the meaning of Article 2349, para. 1 of the Italian Civil Code, and also the Corporate Bylaws.

3.5 In examining the characteristics of all Plans, and in particular of Relevant Plans, an important role is usually carried out by the Remuneration Committee, responsible for supervising the existence of the conditions, with particular reference to performance objectives, and also practical implementation of the Plans, as already mentioned.

In accordance also with the corporate governance rules of the Company, Directors are strictly required to disclose their interests in the Plans to the other Directors and to the Board of Statutory Auditors. In the most significant cases, such as the participation by one or more Directors as Beneficiaries of Relevant Plans, those concerned do not usually participate in voting the resolutions of Board meetings.

3.6-3.8 All Plans have been approved prior to the coming into force of Article 84-*bis* of the Regulation on Issuers; nevertheless, according to current legal provisions and CONSOB regulations enforced case by case, the information required by the above article was made available to the public in the form of an explanatory report of the Directors for the Meeting called to approve (i) the Plans or, in the most significant cases, (ii) the share capital increases to serve these. Each of the above reports, made available according to the law, sets forth, amongst others, the date of the decision of the Board of Directors of Lottomatica to submit approval of the Plans to the Meeting, if necessary with the prior opinion of the Remuneration Committee, and also the date of the Board's decision to grant the Options and/or the Shares to the Beneficiaries, consulting the Remuneration Committee beforehand if necessary; the market price of the Shares on the grant date is indicated in the tables at the foot of this disclosure document.

3.9 In order to restrict the possibility that disclosure of Privileged Information may coincide, or in any case interfere, with granting of Options or of Shares, the Board of Directors does not adopt the related decisions at the time of examining extraordinary corporate transactions or on the occasion of facts or circumstances that may have a major impact on the price of the Shares.

In any case, any disclosure of Privileged Information at the time of granting of Options and/or of Shares would not have significant effects on the behavior of the Beneficiaries insofar as the Options and Shares are usually regulated by a three-year vesting period from the date of the grant. More generally, according to Company internal regulations, Key Managers and other Beneficiaries cannot carry out transactions on Shares in certain periods of the year, which normally coincide with the approval of Lottomatica's annual accounts and interim reports and which are established case by case by the Board of Directors of Lottomatica (so-called "*black-out periods*"). Many Plans establish similar obligations for all the respective Beneficiaries.

Lastly, the exercise price of the Options, which normally reflects the average market price of the Shares in a significant period of time - in the case of the more recent Stock Option Plans within the meaning of Article 2441, para. 4, second indent of the Italian Civil Code – is such as to mitigate any fluctuations in this price close to the grant date.

4. Features of the Options and Shares granted

For all the Plans

4.1 The Stock Option Plans provide for free grant of Options, through physical delivery, at the exercise price established by the Board of Directors of Lottomatica at the end of a specific vesting period; the Stock Allocation Plans provide for free allocation – or, in the case of the 2006-2009 Revolving Plan, against payment – of Shares with physical delivery usually

deferred by one to three years, or with a holding period of similar duration in the case of the 2006-2009 Revolving Plan.

4.2-4.4 The vesting period, the term and Number of Options or of Shares granted to each Beneficiary or to each class of Beneficiaries for each Plan are indicated in the tables provided at the foot of this disclosure document.

4.5 As specified in paragraph 2.2 above, exercise of the Options and, with regard to the Stock Allocation Plans, delivery of the Shares granted or expiry of the related non-availability constraints are subject: (i) in almost all cases, to achievement by the Company of specific results in terms of Consolidated EBITA and Total Consolidated EBITA, or Consolidated EBITDA and Total Consolidated EBITDA, and, in all cases, (ii) continuation of service of the Beneficiaries within the Lottomatica Group.

4.6 The Options are allocated to the Beneficiaries personally and cannot be transferred for any reason by deed *intra vivos*, may not be given in pledge or subject to other deeds of disposition, either free, or for a consideration, whether by operation of law or otherwise insofar as offered by the Company *intuitu personae* to the Beneficiary; they shall not be subject to execution or attachment by third parties, under penalty of immediate forfeiture of all the rights assigned under the respective Stock Option Plans.

The Shares issued in favor of the Beneficiaries are freely transferable, in the case of the Stock Allocation Plans, once the pre-established term has passed or on expiry of any time constraints;[2] in the case of the Stock Option Plans, on exercise of the Options.

4.7 No specific termination conditions are provided in case the Beneficiaries carry out *hedging* transactions that offset the prohibition on the sale of Shares or of the Options.

4.8 The right of the Beneficiaries to receive the Shares and/or to exercise the Options is genetically and functionally linked to continuation of service within the Lottomatica Group.

In case of termination of the employment relationship, without prejudice to any waivers permitted by the Board of Directors at its discretion and in its unquestionable opinion, the Beneficiaries of:

(a) Stock Option Plans normally forfeit the right to exercise Options granted but not yet exercised, whereas they may exercise exercisable Options not yet exercised by the term of six months from termination of the relationship of employment;

(b) Stock Allocation Plans usually forfeit the right to receive Shares granted but not yet effectively delivered, except in the case of termination of the relationship of employment due to disability.

4.9 In case of death by the Beneficiaries, the Stock Option Plans provide that Options granted but not yet exercisable are forfeited and can no longer be exercised and that their heirs or successors for any reason have no right to any compensation and/or indemnity, while the Stock Allocation Plans provide for delivery to the heirs of the Shares in the case in which all the conditions for delivery of these to the Beneficiary have vested at the time of death.

4.10 Repurchase by the Company of Shares granted under the Plans is not envisaged

2 The only time constraint is envisaged in the 2006-2009 Revolving Plan until a specifically-established term or, if previous to this, up to the date of termination of any relationship of employment of the Beneficiary within the Lottomatica Group.

4.11 Loans or other facilities for purchase the Shares pursuant to Article 2358, para. 3 of the Italian Civil Code are not envisaged.

4.12 The implementation of the more recent Plans gives rise to welfare and social security charges, in relation to the Beneficiaries, also for the Company, due to recent amendments to the rules that regulate the tax regime and contributions of share-based compensation plans in general.

The Plans do not give rise to any further charge for the Company. In particular, with regard to Stock Option Plans, subscription of the Shares resulting from the Options is against payment while, pursuant to and within the meaning of Article 2349 of the Italian Civil Code, a specific reserve has been formed to serve Stock Allocation Plans other than the 2006-2009 Revolving Plan.

4.13 The dilutive effect of each Plan on Lottomatica's subscribed share capital at the date of approval of the Plan is shown in the table below:

2003-2008 Plan	2.75%
2004-2008 Plan	0.2%
2005-2010 Plans	0.35%
2006-2009 Revolving Plan	1.02%
2006-2009 Plan	0.26%
2006-2011 Plan	0.48%
2006-2014 Plan	0.7%
2007-2010 Plan	0.19%
2007-2015 Plan	1.30%

Stock Allocation Plans

4.14 No particular restrictions are established for the exercise of voting rights and allocation of the ownership rights attached to Shares resulting from Stock Allocation Plans.

No voting rights are attached to Shares granted but not yet delivered; they are usually vested with the same ownership rights as the other Shares outstanding on the grant date, in the form of additional Shares where possible, provided that the conditions established by the respective Stock Allocation Plans for delivery are complied with.

4.15 Not applicable.

Stock Option Plans

4.16 Each Option allocated within the framework of Stock Option Plans carries the right to subscribe one Share.

4.17 The expiration dates for the exercise of the Options are indicated in the tables at the foot of this disclosure document.

4.18 The Options can normally be exercised by the Beneficiaries – in one (where permitted) or several times – in the period between the 31st calendar day after the date of approval by the Board of Directors of the Company of the consolidated accounts for the last reference years of a given Stock Option Plan, and the anniversary of such date, as the case may be, between the second and fifth, in accordance with the compulsory black-out periods indicated in point 3.9 above. The methods of exercising the Options are described for each Plan in the tables provided at the foot of this disclosure document.

A number of recent Stock Option Plans specifically provides that Beneficiaries subjected to Italian income taxes cannot exercise the Options before three years from related grant date.

4.19 The exercise price of the Options is indicated in the tables at the foot of this information document. In accordance with Article 2441, para. 4, second indent of the Italian Civil Code, the exercise price is equal to the market value, taking into account the average official quotations of the Shares over a significant period of time and, in any case, is not less than the arithmetic average of the official prices of the Shares in the month prior to granting of the Options by the Board of Directors, taking into account only trading days on which the official price has been effectively recorded.

4.20 Not applicable.

4.21 The Plans do not envisage different exercise prices between the various Beneficiaries.

4.22 Not applicable.

As indicated above, in the case of share capital increases, of splitting or grouping of shares, distribution of reserves, mergers, demergers, exclusion of the Shares from official listing on regulated markets, changes in the controlling entity of the Company, public tender/exchange offers relating to the Shares, changes to legislation or regulations, or other events such as to affect the Options, Shares, achievement of objectives, or more generally, the Stock Option Plans, the Board of Directors of the Company may amend/integrate the respective regulations as considered necessary and/or appropriate to maintain the essential contents of the Plan unchanged, including the power to permit early exercise of the Options.

LOTTOMATICA S.P.A. AND ITALIAN SUBSIDIARY COMPANIES

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS RELATING TO PERSONNEL IN SERVICE

Schedule 1 - Financial instruments other than Options (Shares) - Section 1

Name of Beneficiary or class of Beneficiaries	Position held (only for identified individuals)	Date of the Shareholders' resolution	Description of the instrument	Number of Shares granted by the competent body	Grant date by the competent body	Purchase price of the Shares, if any	Market price on the grant date	End of the restriction on sale of the Shares[3]
SALA MARCO	MANAGING DIRECTOR – GENERAL MANAGER - LOTTOMATICA	12/04/2006	Shares (2006-2009 Revolving Plan)	352,520	29/08/2006	25.425	29.47	
SALA MARCO	MANAGING DIRECTOR - GENERAL MANAGER - LOTTOMATICA	18/10/2006	Shares (2006-2011 Plan)	91,749	18/10/2006 13/09/2007		31.45 25.48	
SALA MARCO	MANAGING DIRECTOR - GENERAL MANAGER – LOTTOMATICA	18/10/2006	Shares (2006-2009 Plan)	67,550	18/10/2006		31.45	
SALA MARCO	MANAGING DIRECTOR - GENERAL MANAGER – LOTTOMATICA	23/04/2007	Shares (2007-2010 Plan)	23,400	03/05/2007		29.88	
BORTOLI STEFANO	CFO LOTTOMATICA	18/10/2006	Shares (2006-2011 Plan)	8,049	18/10/2006 13/09/2007		31.45 25.48	
BORTOLI STEFANO	CFO LOTTOMATICA	18/10/2006	Shares (2006-2009 Plan)	10,200	18/10/2006		31.45	
BORTOLI	CFO LOTTOMATICA	23/04/2007	Shares		03/05/2007		29.88	

[3] The Stock Allocation Plans do not envisage a term of restriction on sale, except for the 2006-2009 Revolving Plan which establishes a term of restriction that varies between the various Beneficiaries, but which does not in any case exceed three years.

STEFANO			(2007-2010 Plan)	5,850				
LOTTOMATICA GROUP MANAGERS		18/10/2006	Shares (2006-2011 Plan)	64,500	18/10/2006		31.45	
LOTTOMATICA GROUP MANAGERS		18/10/2006	Shares (2006-2009 Plan)	148,750	18/10/2006		31.45	
LOTTOMATICA GROUP MANAGERS		23/04/2007	Shares (2007-2010 Plan)	59,470	03/05/2007		29.88	

* * *

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS RELATING TO PERSONNEL IN SERVICE

Schedule 2 - Options - Section 1

Name of Beneficiary or class of Beneficiaries	Position held (only for identified individuals)	Date of Shareholders resolution	Description of the instrument	Number of options granted but which cannot be exercised	Number of exercisable Options not exercised	Date of grant by the competent body	Exercise price	Market price of the underlying Shares as of the date of grant	Expiration Date
SALA MARCO	MANAGING DIRECTOR – GENERAL MANAGER - LOTTOMATICA	12/05/2005	Options (2005-2010 Plan)	95,336		26/05/2005	23.1681	27.47	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2007 consolidated accounts and the second anniversary of such date
SALA MARCO	MANAGING DIRECTOR – GENERAL MANAGER – LOTTOMATICA	23/04/2007	Options (2007-2015 Plan)	160,000		03/05/2007	30.40	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
BORTOLI STEFANO	CFO LOTTOMATICA	23/04/2007	Options (2007-2015 Plan)	40,000		03/05/2007	30.40	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
LOTTOMATICA		13/04/2003	Options	156,400	28.200	17/06/2003	11.3281	15.162	The Options of the 2003 -

GROUP MANAGERS			(2003-2008 Plan)						2008 Plan envisage three *tranches* with different exercise dates: - 2003 *tranche*: Exercisable from 01/01/2006 to 15/12/2006 (all the options granted have been exercised) - 2004 *tranche*: Exercisable from 01/01/2007 to 15/12/2007 - 2005 *tranche*: Exercisable from 01/01/2008 to 10/12/2008
LOTTOMATICA GROUP MANAGERS		13/04/2003	Options (2004-2008 Plan)	73,100	37.525	19/05/2004	15.0361	18.903	The Options of the 2004 - 2005 Plan envisage two *tranches* with different exercise dates: - 2004 *tranche*: Exercisable from 01/01/2007 to 15/12/2007 - 2005 *tranche*: Exercisable from 01/01/2008 to 10/12/2011
LOTTOMATICA GROUP MANAGERS		12/04/2005	Options (2005-2010 Plan)	224,540		26/05/2005	23.1681	27.47	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2007 consolidated accounts and the second anniversary of such data
LOTTOMATICA GROUP MANAGERS		23/04/2007	Options (2007-2015 Plan)	365,600		03/05/2007	30.40	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date

* * *

FOREIGN SUBSIDIARIES

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS RELATING TO PERSONNEL IN SERVICE

Schedule 1 - Financial instruments other than Options (Shares) - Section 1 -

Name of Beneficiary or class of Beneficiaries	Position held (only for indentified individuals)	Data of shareholders resolution	Description of instrument	Number of Shares granted by the competent body	Grant date by the competent body	Purchase price of the Shares, if any	Market price on the grant date	End of the restriction on sale of the Shares[4]
TURNER, WILLIAM B	CEO LOTTOMATICA	12/04/2006	Shares (2006-2009 Revolving Plan)	847,542	29/08/2006	25.425	29.47	
TURNER, WILLIAM B	CEO LOTTOMATICA	18/10/2006	Shares (2006-2009 Plan)	55,500	18/10/2006		28.35	
TURNER, WILLIAM B	CEO LOTTOMATICA	18/10/2006	Shares (2006-2011 Plan)	217,500	18/10/2006		28.35	
TURNER, WILLIAM B	CEO LOTTOMATICA	23/04/2007	Shares (2007-2015 Plan)	58,500	03/05/2007		29.88	
PATEL, JAYMIN B	PRESIDENT & COO GTECH CORP.[5]	12/04/2006	Shares (2006-2009 Revolving Plan)	175,136	29/08/2006	25.425	29.47	
PATEL, JAYMIN B	PRESIDENT & COO GTECH CORP.[5]	18/10/2006	Shares (2006-2009 Plan)	19,400	18/10/2006		28.35	
PATEL, JAYMIN B	PRESIDENT &	18/10/2006	Shares	72,600	18/10/2006		28.35	

[4] The Stock Allocation Plans do not envisage a term of restriction on sale, except for the 2006-2009 Revolving Plan which establishes a term of restriction that varies between the various Beneficiaries, but which does not in any case exceed three years.
[5] Former *Chief Financial Officer* of Lottomatica on the grant date of the Shares and of the Options.

	COO GTECH CORP.5		(2006-2011 Plan)					
PATEL, JAYMIN B	PRESIDENT & COO GTECH CORP.5	23/04/2007	Shares (2007-2015 Plan)	23,400	03/05/2007		29.88	
DE SOCIO, WALTER G	SVP & CAO LOTTOMATICA	12/04/2006	Shares (2006-2009 Revolving Plan)	4,668	29/08/2006	25.425	29.47	
DE SOCIO, WALTER G	SVP & CAO LOTTOMATICA	18/10/2006	Shares (2006-2009 Plan)	11,400	18/10/2006		28.35	
DESOCIO, WALTER G	SVP & CAO LOTTOMATICA	18/10/2006	Shares (2006-2011 Plan)	27,800	18/10/2006		28.35	
DE SOCIO, WALTER G	SVP & CAO LOTTOMATICA	23/04/2007	Shares (2007 – 2015 Plan)	9,950	03/05/2007		29.88	
Senior Vice Presidents Lottomatica Group		12/04/2006	Shares (2006-2009 Revolving Plan)	56,972	29/08/2006	25.425	29.47	
Senior Vice Presidents Lottomatica Group		18/10/2006	Shares (2006 – 2009 Plan)	28,200	18/10/2006		28.35	
Senior Vice Presidents Lottomatica Group		18/10/2006	Shares (2006 – 2011 Plan)	84,150	18/10/2006		28.35	
Senior Vice Presidents Lottomatica Group		23/04/2007	Shares (2007 – 2015 Plan)	51,800	03/05/2006		29.88	
Vice Presidents Lottomatica Group		12/04/2006	Shares (2006-2009 Revolving Plan)	70,961	29/08/2006	25.425	29.47	
Vice Presidents Lottomatica Group		18/10/2006	Shares (2006-2009 Plan)	30,695	18/10/2006		28.35	
Vice Presidents		18/10/2006	Shares (2006 – 2011 Plan)	71,865	18/10/2006		28.35	
Vice Presidents Lottomatica Group		23/04/2007	Shares (2007 – 2015 Plan)	36,650	03/05/2006		29.88	
Directors & Key Managers Lottomatica Group		12/04/2006	Shares (2006-2009 Revolving Plan)	21,704	29/08/2006 13/09/2007	25.425	29.47 25.48	
Directors & Key Managers		18/10/2006	Shares (2006 – 2009 Plan)	21,255	18/10/2006		28.35	

Lottomatica Group								
Directors & Key Managers Lottomatica Group		18/10/2006	Shares (2006 – 2011 Plan)	10,650	18/10/2006			
Directors & Key Managers Lottomatica Group		23/04/2007	Shares (2007 – 2015 Plan)	21,785	03/05/2007		29.88	

* * *

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS RELATING TO PERSONNEL IN OFFICE

Schedule 2 - Options - Section 1 -

Name of Beneficiary or class of Beneficiaries (1)	Position held (only for identified individuals)	Date of the Shareholders' resolution	Description of the instrument	Number Options granted but which cannot be exercised	Number of exercisable Options not exercised	Date of grant by competent body	Exercise price	Market price of the underlying Shares as at the date of the grant	Expiration Date
TURNER, WILLIAM B	CEO LOTTOMATICA	18/10/2006	Options (2006-2014 Plan)	384,000	0	18/10/2006	29.45	28.35	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
TURNER, WILLIAM B	CEO LOTTOMATICA	23/04/2007	Options (2007-2015 Plan)	397,500	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
PATEL, JAYMIN B	PRESIDENT & COO GTECH	18/10/2006	Options (2006-2014	134,500	0	18/10/2006	29.45	28.35	Exercisable between the 31st calendar

	CORP.5		Plan)						day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
PATEL, JAYMIN B	PRESIDENT & COO GTECH CORP.5	23/04/2007	Options (2007-2015 Plan)	160,000	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
DESOCIO, WALTER G	SVP & CAO LOTTOMATICA	18/10/2006	Options (2006-2014 Plan)	78,000	0	18/10/2006	29.45	28.35	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
DESOCIO, WALTER G	SVP & CAO LOTTOMATICA	23/04/2007	Options (2007 – 2015 Plan)	68,000	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
Senior Vice		18/10/2006	Options	195,200	0	18/10/2006	29.45	28.35	Exercisable between

Presidents Lottomatica Group			(2006 – 2014 Plan)						the 31st calendar day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
Senior Vice Presidents Lottomatica Group		23/04/2007	Options (2007 – 2015 Plan)	354,000	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date
Vice Presidents Lottomatica Group		18/10/2006	Options (2006 – 2014 Plan)	228,450	0	18/10/2006	29.45	28.35	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
Vice Presidents Lottomatica Group		23/04/2007	Options (2007 – 2015 Plan)	261,200	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date

Directors & Key Managers Lottomatica Group		18/10/2006	Options (2006 – 2014 Plan)	160,550	0	18/10/2006	29.45	28.35	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2008 consolidated accounts and the fifth anniversary of such date
Directors & Key Managers Lottomatica Group		23/04/2007	Options (2007 – 2015 Plan)	166,290	0	03/05/2007	30.4	29.88	Exercisable between the 31st calendar day after the date of approval by the Board of Directors of the 2009 consolidated accounts and the fifth anniversary of such date

* * *

OCT 22

ATTACHED (12)

TITLE I
COMPANY NAME – REGISTERED OFFICE – DURATION – CORPORATE SCOPE

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is located in Rome. The Board of Directors has the right to determine the transfer of the Company head office within the boundaries of the Republic of Italy and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment and close down of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until December 31, 2070. This term can be extended one or more times by resolution passed by an Extraordinary Shareholders' Meeting, with the exception of, under Clause 26 of the By-Laws, the right of withdrawal by those Shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of March 17, 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per Section 106 and following sections of the Legislative Decree no. 385/1993 and related administrative provisions.

TITLE II
SHARE CAPITAL – SHARES – BONDS

5. Share Capital

5.1 The share capital was agreed to be a total of Euro 156,665,271.00, the underwritten and paid up portion of which amounts to Euro 151,689,073,000.00, divided into 151,689,073, ordinary shares each with a nominal value of Euro 1.00 all with equal rights.
The share capital can also be increased through contributions in kind or of receivables.
5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the Shareholders' Meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in Article 2441, paragraph 4, second sentence, of the Italian Civil Code.

5.3 The Extraordinary Shareholders' Meeting of September 21, 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:

i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00, with the release in several issues of a maximum of 2,439,110 new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5 of the Italian Civil Code, serving the 2,439,110 options already assigned and still exercisable in the stock options plan reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary Shareholders meeting of April 14, 2003 and of the Board of Directors meeting of June 11, 2003 of the merged Lottomatica S.p.A., with a subscription deadline of December 31, 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 with the release in several issues of a maximum of 1,422,667 new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of the 1,422,667 options already assigned and still exercisable in the stock options plan reserved for the Directors of the Company, in accordance with the resolution of the extraordinary Shareholders' Meeting of April 14, 2003 and of the Board of Directors meeting of June 11, 2003 of the merged Lottomatica S.p.A., with a subscription deadline of December 31, 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5 of the Italian Civil Code, serving the exercise of the 223,175 options already assigned and still exercisable in the stock options plan reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary Shareholders' Meeting of April 14, 2003 and of the Board of Directors meeting of May 13, 2004 of the merged Lottomatica S.p.A., with a subscription deadline of December 31, 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 with the release in several issues of a maximum of 297,580 new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5 of the Italian Civil Code, serving the exercise of the 297,580 options already assigned by the merged Lottomatica S.p.A. in the "Lottomatica stock options plan 2005-2010 reserved for managers" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary Shareholders' Meeting of April 12, 2005 and of the Board of Directors meeting of May 12 and July 21, 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of December 31, 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 with the release in several issues of a maximum of 57,016 new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5 of the Italian Civil Code, in the "Lottomatica stock options plan 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, still assignable by the merged Lottomatica S.p.A. to this plan, in accordance with the resolution of the extraordinary Shareholders meeting of April 12, 2005 and of the Board of Directors meeting of May 12 and July 21, 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of December 31, 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 with the release in several issues of a maximum of 219,812 new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of the 219,812 options already assigned by the merged Lottomatica S.p.A. to the "Lottomatica 2005-2010 stock options plan reserved for Directors" of the Company, in accordance with the resolution of the extraordinary Shareholders meeting of April 12, 2005 and of the Board of Directors meeting of May 12, 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of December 31, 2010;

5.4 The Extraordinary meeting of the April 12, 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to Article 2443 of the Italian Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00, of which up to a maximum of Euro 1,670,000,000.00 to be offered in options to the Shareholders and up to a maximum of Euro 50,000,000.00 to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per Article 2441, final paragraph, of the Italian Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price

of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the Shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.

The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.

The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per Clause 5.4 – and under Clause 5 of the By-Laws to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.

On May 18, 2006 the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, in partial exercise of the powers granted by the extraordinary Shareholders' Meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase, in indivisible form, the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570 *cum* coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to Shareholders pursuant to Article 2441 of the Italian Civil Code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all Shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.

On August 29, 2006 the Board of Director, upon delegation given by the extraordinary Shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 through the issue of a maximum of 2,000,000 new ordinary shares with a nominal value of Euro 1.00 each.

5.5 On October 18, 2006 the extraordinary Shareholders' Meeting has resolved to vest the Board of Directors, as per Article 2443, paragraph 2 of the Italian Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 15,050,080.00 with the exclusion of the right to options as per Article 2441 paragraph 4, second sentence of the Italian Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year and with the possibility of carrying over the unused amount in any given year to the following years, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses active in the fields of strategic business for the Company, without any limits per year. In compliance with Article 2441, paragraph 4, second sentence of the Italian Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:

a) in the event of increases in the capital of one or more stock option plans reserved to the directors of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and in any case not less than the mathematical average of the official price of the ordinary shares of the Company registered on the *Mercato Telematico Azionario* (Automated Share Market) managed and organized by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors (where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood that, for the purpose of calculating the mathematical average, only the trading days when the official price of the ordinary shares of the Company was actually registered on can be taken into account).

b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.

On October 18, 2006 the Board of Directors upon delegation given by the extraordinary Shareholders' meeting held on the same date, resolved to increase the share capital, pursuant to Article 2443 of the Italian Civil Code, for a total nominal amount up to Euro 1,500,000.00, divisible, through the issue, in one or more tranches, of up to a maximum of 1,500,000 new ordinary shares with a nominal value of 1 Euro each, at a price of 29.45 Euro each, including par value and premium, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue) excluding the right to options as per Article 2441, paragraph 4, second period of the Italian Civil Code, to be subscribed within December 31, 2014, in connection with the "Lottomatica 2006 – 2014 Stock Option Plan reserved to employees of the Company and/or its subsidiaries".

On May 3, 2007 the Board of Directors' Meeting of the Company, in force of the powers granted by the Extraordinary Shareholders' Meeting of October 18, 2006, resolved to increase the share capital against payments, in one or more tranches and through one or more resolutions, by a maximum amount of Euro 1,973,790.00 by issuing up to 1,973,790 new ordinary shares with a nominal value of Euro1.00 each, at a price of 30.40 Euro each, including par value and premium, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue), excluding the right of option under Article 2441, paragraph 4, second sentence of the Italian Civil Code, to be subscribed within December 31, 2015, in connection with the "Lottomatica 2007-2015 Stock Option Plan reserved for employees of the Company and/or its subsidiaries."
5.6 On April 23, 2006the Extraordinary Shareholders' Meeting of the Company has resolved to vest the Board of Directors, as per Article 2443 of the Italian Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital by one or more issues, up to a maximum amount of Euro 3,200,000.00, by issuing up to 3,200,000 new ordinary shares with a nominal value of Euro1.00 each, to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, pursuant to Article 2349 of the Italian Civil Code in connection with the share allocation plans in force, as well as any other future plan of the Company. Said share capital increases shall take place through the use of a special reserve called "Plans Reserve pursuant to Article 2349 of the Italian Civil Code", established and eventually re-established or increased yearly, or in accordance to the provisions of law.
On May 3, 2007 the Board of Directors' Meeting of the Company, in force of the powers granted by the Extraordinary Shareholders' Meeting of April 23, 2007, pursuant to Article 2443 of the Italian Civil Code, resolved a free increase in share capital one or more share issues and through one or more resolutions, by a maximum amount of Euro 99,271.00 by issuing up to 99,271 new ordinary shares, with a nominal value of Euro 1.00 each, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue), excluding the right of option under Article 2349 of the Italian Civil Code, to be assigned, free of charge, by September 30, 2007, to the beneficiaries of the 2006-2011 Share Allocation Retention Plan reserved to the employees of the Company and/or of its subsidiaries, pursuant to Article 2349 of the Italian Civil Code, to be ascribed to capital, for an amount equal to that of the amount, of the special reserve called "Plans Reserve pursuant to Article 2349 of the Italian Civil Code".

6 Shares

6.1 The share are nominative, non-divisible, and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.
6.2 The extraordinary Shareholders' Meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of the Company or of its subsidiaries, pursuant to Article 2349 of the Italian Civil Code.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

TITLE III – SHAREHOLDERS' MEETING

8. Convocation

8.1 The Shareholders' Meeting will take place in the Republic of Italy, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also indicate the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders' Meeting can be called, other than by the Board of Directors, at the request of several Shareholders who represent at least a tenth of the share capital, as per Article 2367, final paragraph, of the Italian Civil Code or by the Board of Statutory Auditors (or at least 2 (two) members of the same).

8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.
At least ten days before the date fixed for the Shareholders' Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.
The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up:

9. The Right to Vote and Intervene

9.1 Each Shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of 2 working days before the date of the Meeting.
9.3 The above received communication, in compliance with the above, is valid for successive meetings.
9.4 Every Shareholder who is entitled to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agents, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a Shareholder, and, if deemed appropriate, two observers from among the Shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.
The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the Shareholders in favor, abstaining, and objecting. At the request of the Shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a Public Notary.

11. Competencies and Majority

11.1 The ordinary Shareholders' Meeting will agree the financial statement, appoint Directors, Statutory Auditors, the Chairman of the Statutory Auditors fixes the fees of the directors and statutory auditors and, in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon any other matter under legal jurisdiction of the ordinary Shareholders' Meeting.
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders' Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.

11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The Shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

TITLE IV – MANAGEMENT BODY

13. Board of Directors: appointment

13.1 The Company, as per paragraph 2, Section 6(2), Chapter 5, Volume 5, Book 5 of the Italian Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders' Meeting will decide on the number of Board members, such number to remain the same until agreed differently.
13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.
13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, the minimum percentage of share capital provided by the law, if any, have the right to submit the lists.
Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the By-Laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.
Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under Clause 13.1 above; a minimum number of candidates, equal to the number as provided by the law, if any, shall have to possess the independence requisites provided therein.
The candidates' lists must be filed with the Company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith published on the internet web site of the Company at this latter's care. Upon filing, each list shall be accompanied by:
A) exhaustive information on the personal and professional qualifications of the candidates, indicating their alleged independency qualification;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law and by the By-Laws.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as not submitted.
Moreover, the lists that have not obtained the minimum number of votes if provided by the law, are also deemed as not submitted.
All those having the right to vote can vote for only one list.
The election of the Directors will proceed as follows:
a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been listed in the list, save for the minimum number reserved to the minority Shareholders by the law;
b) a number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the Shareholders that have submitted or voted the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been listed in the list.
In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under Clause 13.2 above is not ensured, the last elected non-

independent candidate(s) in progressive numbering in the list that has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list that has registered or, if not sufficient, of the lists, having registered the majority of the votes.

In the event of several lists achieving an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.

In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.

13.4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Shareholders' Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.

13.5 Article 2386 of the Italian Civil Code provides for substitution in the event of a lack of one or more director.

13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.

13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders' Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputize for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputize, or the most senior in age in the event of equal seniority.

14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per Clause 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.

14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.

The Chairman of the Board of Directors and the Managing Director or Managing Directors have the right to be appointed to the Executive Committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.

15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Directors, by means of letter or telegraphic communication or telex or fax or e-mail sent to the Directors and to the Statutory Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors. The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.

15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Statutory Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed Directors must be present for the deliberations of the Board to be valid.
16.2 The Board of Directors is chaired by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.
16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.
16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be registered in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the following powers:
a) to agree mergers or de-mergers as provided for by Article 2505, 2505 (2) and 2506 (3), last paragraph, of the Italian Civil Code;
b) to establish or close ancillary offices;
c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of Shareholders;
e) to ensure the compliance by the By-Laws to the provisions of law;
f) to transfer the head office to another location within the Republic of Italy;
17.2 The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.
18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.
18.3 The Board of Directors can also grant the representation and sanction of the Company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per Clause 14.2 of the current By-Laws.
19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on the Managing Director, or on each of the Managing Directors, even where he/she is also currently a Vice Chairman as per Clause 14.2 of the

By-Laws. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.
19.4 The General Manager who does not simultaneously hold the position of member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS

20. Appointment, composition and requirements of the Board of Statutory Auditors

20.1 The Board of Statutory Auditors are comprised of three regular Statutory Auditors and two deputies, appointed by the Shareholders' Meeting.
20.2 The Statutory Auditors are appointed on the basis of lists presented by the Shareholders in which candidates are indexed by progressive numbering, where possible, specifying if the candidate presents himself/herself, as regular or deputy Statutory Auditor.
The lists must be deposited at the head office and published in at least one daily national newspaper no less than fifteen days before the date set for the Shareholders' Meeting in first call and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge.
Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences and an indication of the management and control offices held in other companies and their expiration date;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law;
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
The denial expressed by public administrations or bodies pursuant to provisions of law applicable to the Company, are construed as causes of ineligibility to the office of Statutory Auditor and/or Chairman, or if appointed, shall result in their termination of office.
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The Shareholders belonging to the same group and the Shareholders that have executed a Shareholders agreement concerning the shares of the Company may not submit nor vote more than one list, also if through a third party or through other companies.
The number of candidates in each list must not be higher than the number of auditors set out by Clause 20.1 above;other candidates, if any, shall not be considered.
Only the Shareholders who singly or together with the other Shareholders represent the minimum percentage of shares provided by the law can present lists or the different minimum percentage possible provided by the law.
Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.
Selection of the Auditors will proceed as follows:
a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular Statutory Auditor and deputy Statutory Auditor have not been duly distinguished;
b) the remaining regular Statutory Auditors – with the position expressly reserved for Statutory Auditors expressed by the minorities by the law if any - and the remaining deputy Statutory Auditor, will be elected from the list which has the second highest number of votes following the majority list and is not connected in any way not even indirectly, to the Shareholders that have submitted or voted the list ranked first, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished.
In the event that non majority lists have obtained an equal number of votes, the candidate shall be appointed from the list submitted by the Shareholders owning the greater number of shares or, in sub-order, by the greater number of Shareholders.

The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to minorities, will take place by resolution of the Shareholders' Meeting to one of the regular Statutory Auditors.

In the event that, for whatever reason, the Statutory Auditor cannot accept the office or, having it accepted, ceases such office, and in the absence of replacement criteria provided by the law, the minority Statutory Auditor is replaced by the deputy – if indicated – or by the following candidate belonging to the same list, or, if not present, by the first useful candidate, even deputy, according to the progressive order of the minority list that has obtained the second largest number of votes. In the event that such By-Laws criteria may not be applied, in order to proceed with the replacement, the first useful candidate, also deputy, shall be appointed in accordance with the progressive order of the minority list placed in the immediate following position for number of votes obtained.

In the event that only one list is submitted or voted, all auditors, both regular and deputy Statutory Auditor, shall be elected therefrom

20.3 In compliance with the decree of the Ministry of Justice no. 162 of March 30, 2000, section 1, paragraph 1, at least one of the regular Statutory Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Statutory Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.

The Statutory Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:

a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or

b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or

c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 Notwithstanding the to the provisions of the law regarding situations of incompatibility, those who already hold the position of director or regular statutory auditor in the number of companies provided by the law, cannot be nominated as Statutory Auditors and if elected will be debarred from the role.

20.5 The Statutory Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Statutory Auditors can serve for one or more term of office.

20.6 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Statutory Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.

Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.

21. The Statutory Auditors' Report

21.1 The Board of Directors, or their delegated executives, will make timely reports to the Board Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the Directors to the Board of Statutory Auditors at the appropriate meeting with the Directors, or at the meeting of the Board of

Directors or at the meeting of the Board of Statutory Auditors as per Article 2404 of the Italian Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of Article 2421 of the Italian Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the Executive Committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Manager in charge of the drawing up of corporate reports and financial statements

The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of corporate reports and financial statements among those managers having a minimum experience of 3 years as managers with appropriate responsibilities at the Accounting and/or Financial Department of the Company or of similarly sized or organized companies, and confer on such manager adequate authority and instruments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory consultation with the Board of Statutory Auditors.

TITLE VI – FINANCIAL ACCOUNTS AND PROFITS

23. Yearly Financial Statements

23.1 The financial year will close annually on December 31.
23.2 The ordinary Shareholders' Meeting should be called within 120 (one hundred and twenty) days of the closing of the Company year end for the approval of the financial statements except as provided for in the previous Clause 11.2

24. Profits

24.1 With reference to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders' Meeting.
24.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the Shareholders.

TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL

25. Winding up and Liquidation

25.1 The Company will be wound up for reasons contained in Article 2484 of the Italian Civil Code.
25.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders' Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

26. Withdrawal

26.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per Article 2497 and subsequent amendments of the Italian Civil Code, the Shareholders instead hold the right of withdrawal according to the assumptions of Article 2497(4) of the Italian Civil Code.

TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS

27. Residency of the Shareholders – Conventional Forum

27.1 The domicile of the Shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.

27.2 All disputes between the Shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

28. Referral

28.1 Anything not provided for in these By-Laws will be referred to the rules of law.

ATTACHED (13)

ALLEGATO
(ai sensi dell'articolo 152-octies, comma 7 del Regolamento Emittenti)

1. PERSONA RILEVANTE DICHIARANTE							
1.1 DATI ANAGRAFICI							
SE PERSONA FISICA							
COGNOME		NOME				SESSO	
CODICE FISCALE		DATA DI NASCITA		COMUNE DI NASCITA	(PV)	STATO	
DOMICILIO PER LA CARICA							
SE PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST							
RAGIONE SOCIALE	DE AGOSTINI S.P.A.						
CODICE FISCALE		FORMA GIURIDICA		DATA DI COSTITUZIONE (gg/mm/aaaa)			
SEDE LEGALE							

1.2. NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO	
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO	N
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO	N
C.3) SOGGETTO CHE SVOLGE LE FUNZIONI DI CUI AL PUNTO C.1) O C.2) IN UNA SOCIETA' CONTROLLATA, DALL'EMITTENTE QUOTATO)	N
C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO	S

RAGIONE SOCIALE	LOTTOMATICA S.P.A.	CODICE FISCALE	8028081001

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI	
3.1 NATURA DEL SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI	
PERSONA RILEVANTE	N
PERSONA FISICA STRETTAMENTE LEGATE AD UN SOGGETTO RILEVANTE (CONIUGE NON SEPARATO LEGALMENTE, FIGLIO, ANCHE DEL CONIUGE, A CARICO, GENITORE, PARENTE O AFFINE CONVIVENTE)	N
PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST STRETTAMENTE LEGATA AD UN SOGGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE	S

3.2 DATI ANAGRAFICI							
SE PERSONA FISICA							
COGNOME		NOME				SESSO	
CODICE FISCALE		DATA DI NASCITA		COMUNE DI NASCITA	(PV)	STATO	
RESIDENZA ANAGRAFICA							
SE PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST							
RAGIONE SOCIALE	DEA PARTICIPATIONS S.A.						
CODICE FISCALE		FORMA GIURIDICA		DATA DI COSTITUZIONE (gg/mm/aaaa)			
SEDE LEGALE							

4.OPERAZIONI

SEZIONE A) : RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

DATA	TIPO OPER.	CODICE ISIN	DENOMINAZIONE TITOLO	TIPO STRUMENTO FINANZIARIO	QUANTITA'	PREZZO (in €)	CONTROVALORE (in €)	MODALITA' DELL'OPER.	Note
19/09/2007	A	IT0003990402	LOTTOMATICA	AZO	410,000	24.58300	10,079,030.00	MERC-IT	
20/09/2007	A	IT0003990402	LOTTOMATICA	AZO	150,000	24.58300	3,687,450.00	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €)							13,766,480.00		

SEZIONE B) : RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b)

DATA	TIPO OPER.	TIPO STRUM. FINANZ. COLL.	TIPO FACOLTA'	STRUMENTO FINANZIARIO COLLEGATO		AZIONE SOTTOSTANTE		INVESTIMENTO DISINV. EFFETTIVO			INVESTIMENTO DISINV. POTENZ. (NOZIONALE)			DATA SCADENZA	Note
				COD. ISIN	DENO MINA ZIONE	COD. ISIN	DENO MINA ZIONE	Q.TA'	PR. €	CONTRO VAL. €	Q.TA' DEL SOTT.	PREZZO D'ESER. O REG. In €	CONTR. in €		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €)															
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €)												13,766,480.00			

NOTE

1 Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1

2 Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati
A= acquisto
V= vendita
S= sottoscrizione
X= scambio

3 Il codice isin deve sempre essere indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. U.I.C. per l'Italia)

4 Indicare lo strumento finanziario oggetto dell'operazione:
AZO = azioni ordinarie
AZP = azioni privilegiate
AZR = azioni di risparmio
QFC = quote di fondi chiusi quotati
EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni
OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni

5 Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 4) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. obbligazione quotata sotto alla pari aun prezzo di 99 indicare 0,99, quotata sopra alla pari ad un prezzo di 101 indicare 1.01

6 Indicare l'origine dell'operazione: MERC-IT = transazione sul mercato regolamentato italiano MERC-ES = transazione sul mercato regolamentato estero FMERC = transazione fuori mercato o ai blocchi CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni ESE-SO = esercizio di stock option/stock grant ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti)

7 Indicare la tipologia di operazione:
A= acquisto
V= vendita
S= sottoscrizione

8 Indicare la tipologia di strumento finanziario:
W= warrant
OBW = obbligazione cum warrant
SD= securitised derivative
OPZ= opzione
FUT = future
FW = forward (contratti a termine)
OS = Obbligazione strutturata
SW = swap
DIR = diritti

9 Indicare la categoria di strumento finanziario derivato (solo per le opzioni):
CE= call European style
PE= put European style
CA= call American style
PA= put American style
AL= altro (dettagliare in nota)

10 Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento finanziario non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. U.I.C. per l'Italia)

11 Indicare lo strumento finanziario collegato alle azioni

12 Indicare lo strumento finanziario sottostante (azione)

ATTACHMENT (14)

Notice of changes in directors

RECEIVED

2007 OCT 22 A 11:30

ENCLOSURE 3H(*)

Notification of amendments to management and supervisory bodies

MODEL 100

LISTED COMPANY: **LOTTOMATICA S.p.A.**

GOVERNANCE MODEL: ......**A**......(1)

NAME	TYPE OF VARIATION (2)	TYPE OF EVENT (3)	EVENT DATE (4)	EVENT EFFECTIVENESS (5)	OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY (6)	TERM (7)
PAOLO AINIO	B	E3	04/10/2007	04/10/2007	A	12/31/2007

SCHEDA ANAGRAFICA DEI NOMINATIVI INDICATI

NAME	**Paolo**
SURNAME	**Ainio**
PLACE OF BIRTH	**Milano**
DATE OF BIRTH	**26 agosto 1962**
TAX CODE	**NAIPGG62M26F205U**
PERMANENT ADDRESS	**Corso Garibaldi, 71 – 20121 MILANO**
OFFICE DOMICILE	**Roma, Viale del campo Boario 56/D**

(*) *Enclosure added through Consob deliberation no. 14990 of April 14, 2005:*

COMPOSITION OF MANAGEMENT AND SUPERVISORY BODIES

REFERENCE DATE **04 /10/ 2007**

NAME	OFFICE	EXPIRATION DATE
Dott. Marco SALA	Managing Director and General Manager - member of the Executive Committee	December 31, 2007
William Bruce TURNER	Managing Director and General Manager - member of the Executive Committee	December 31, 2007
Sig. Renzo PELLICIOLI	Chairman - Chairman of the Executive Committee	December 31, 2007
Robert Dewey Jr.	(Independent) Director. Vice-Chairman	December 31, 2007
Ing.Rosario BIFULCO	(Independent) Director.	December 31, 2007
Dott. Pietro BOROLI	Director.	December 31, 2007
Dott. Paolo CERETTI	Director and member of the Executive Committee.	December 31, 2007
Dott. Marco DRAGO	Director and member of the Executive Committee.	December 31, 2007
James Francis McCANN	Director and member of the Executive Committee.	December 31, 2007
Anthony RUYS	(Independent) Director.)	December 31, 2007
Prof. Severino SALVEMINI	(Independent) Director.	December 31, 2007
Gianmario TONDATO DA RUOS	(Independent) Director.	December 31, 2007
Dott. Francesco MARTINELLI	(Independent) Director.	December 31, 2007
Dott. Angelo GAVIANI	Chairman of the Board of Auditors	December 31, 2007
Dott. Paolo Andrea COLOMBO	Permanent Auditor	December 31, 2007
Dott. Giulio GASLOLI	Permanent Auditor	December 31, 2007
Dott. Marco SGUAZZINI VISCONTINI	Alternate Auditor	December 31, 2007

Comments and observations

INSTRUCTIONS

A - INSTRUCTIONS TO FILL THE MODEL

(1) GOVERNANCE MODEL: A = Traditional model
B = Two-tier model
C = One-tier model

(2) TYPE OF VARIATION: A = Take of the office or peculiar post
B = Termination of the office or peculiar post

(3) TYPE OF EVENT: A = Appointment by shareholders' meeting resolution
B = Appointment by board of directors' resolution (for instance, cooptation)
C = Appointment of the members of the Management Council (*Consiglio di Gestione*) by resolution of the Board of Inspection
D = Replacement of the permanent auditors by the alternate auditors
E = Termination of the office due to:
e1: expiration of the term
e2: revocation
e3: renunciation
e4: fall from the office
e5: other.

(4) EVENT DATE: Please enter the date on which the events *sub* (3) occurred. As from that date 5 market days are given to file this model.

(5) EVENT EFFECTIVENESS: Please enter the date on which the event became effective (to be filled only if the efficacy of the event is deferred in time).

(6) OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY:

A) Member of the management body
B) Member of the management body without right to vote pursuant to Law no. 474/94 as amended
C) Chairman of the management body
D) Honorary Chairman of the management body
E) Vice-Chairman of the management body
F) Managing Director or managing member of the Management Council (*Consiglio di Gestione*)
G) Member of the Executive Committee
H) Permanent member of the supervisory board
I) Alternate member of the supervisory board
L) Chairman of the supervisory board
M) Vice Chairman of the supervisory board
N) General Manager.

(7) TERM: Should the term coincide with the approval of the financial statement, please enter the date the accounting period ends.

ATTACHMENT (15)

Friday - 10/05/2007

PAOLO AINIO RESIGNS FROM HIS POSITION AS MEMBER OF LOTTOMATICA S.P.A. BOARD OF DIRECTORS

ROME (ITALY) – Lottomatica announces that Paolo Ainio, Independent Director and member of the Internal Audit Committee, has resigned his positions, in an effort to focus on the increasing amount of duties related to his other professional activities.

Lottomatica expresses its gratitude to Paolo Ainio for his important and valuable contributions he has provided to the Company.

The independent directors currently in office are five out of twelve members of the Board.

ATTACHMENT (16)

Monday - 10/15/2007

LOTTOMATICA'S CLARIFICATION ON THE LOTTO CONCESSION

ROME – Lottomatica notifies that Sisal's claims have no grounds. The Lotto game concession is, in fact, regulated in all aspects by Legislative Decrees published on the *Gazzetta Ufficiale* of the Italian Republic. Such decrees defined, since its inception, a total duration of 18 years, not expired to date. On the contrary, the concession for the Superenalotto game has been extended without any exception; for that reason the *Consiglio di Stato* (Italian State Court) has cancelled the extension and announced a new procurement that sees Lottomatica as a participant.

ATTACHMENT (17)

LOTTOMATICA

PRESS RELEASE

Adjustment to Lottomatica S.p.A Board of Directors' meeting date, scheduled for November 2007

ROME (ITALY) - October 16 2007 – As amendment to previous 2007 yearly calendar of company events, Lottomatica S.p.A. announces that the Board of Directors to approve the 2007 3rd Quarter Results will be anticipated to November 8th instead of November 9th.

Below the new 2007 yearly calendar of company events:

9 March	Board of Directors to approve the 2006 draft Financial Statements,
23 April	General Shareholders' Meeting to approve the 2005 Financial Statements (1st call),
3 May	Board of Directors to approve the 2007 1st Quarter Results,
13 September	Board of Directors to approve the 2007 Half Year Results,
8 November	**Board of Directors to approve the 2007 3rd Quarter Results.**

Any amendment to the above calendar will be notified to the market in due time.

Lottomatica S.p.A. therefore intends to avail itself of the exemption from the preparation of quarterly reports at 30 June and at 31 December pursuant to Art. 82.2 of the CONSOB Regulations No. 11971 dated 14 May 1999.

***

END

For further information:

AD HOC Communication Advisors 02/7606741
Mario Pellegatta - Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site:
www.adhoccommunication.it
Lottomatica web site: www.gruppolottomatica.it
GTECH contact: Robert K. Vincent Public Affairs 1-401-392-7452
GTECH web site: www.gtech.com